
05071824


NOV 16 2005

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

THE REPUBLIC OF ITALY
(Name of Registrant)

The Republic of Italy	0000052782
Exact name of registrant as specified in charter	Registrant CIK Number
Form 18-K/A Amendment No. 2 to the Annual Report of the Republic of Italy for the year end December 31, 2003	Registration Statement No. 333-111482
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Name of Person Filing the Document (If other than the Registrant)

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE GIOVANNI CASTELLANETA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

Filing under Form SE, pursuant to the Securities Exchange Act of 1934 and Rule 306(c) of Regulation S-T.

TOTAL OF SEQUENTIALLY NUMBERED PAGES: 72

EXHIBIT INDEX ON SEQUENTIALLY NUMBERED PAGE 3

SIGNATURE

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on November 16, 2005.

REPUBLIC OF ITALY

By: 

Name: Dott.ssa Maria Cannata

Title: Director General – Treasury Department – Direction II
Ministry of Economy and Finance

2

EXHIBIT INDEX

Exhibit (c)

The latest annual budget for the Registrant as set forth in the Program Document for 2006-2009 (*Documento di Programmazione Economico-Finanziaria per gli anni 2006-2009*), dated July 15, 2005, filed in paper format under cover of Form SE on November 16, 2005



Documento di Programmazione Economico Finanziaria

per gli anni 2006-2009

Documento di Programmazione Economico-Finanziaria

Per gli anni 2006-2009

Presentato dal Presidente del Consiglio dei Ministri

Silvio Berlusconi

e

dal Ministro dell'Economia e delle Finanze

Domenico Siniscalco

Deliberato dal Consiglio dei Ministri il 15 luglio

INDICE

INDICE DEI RIQUADRI

INDICE DELLE TAVOLE

INDICE DELLE FIGURE

Il Documento di Programmazione Economico e Finanziaria di quest'anno è coerente con il Programma di Stabilità, redatto in base alle regole del nuovo Patto di Stabilità e Crescita. Da qui il suo formato conciso e il suo contenuto principalmente macroeconomico. Le specifiche azioni per la crescita, che sono parte essenziale della politica economica e sono ovviamente coerenti con le linee esposte nel DPEF, saranno finalizzate nell'ambito del processo di Lisbona e presentate nel Programma Nazionale per la Crescita e l'Occupazione. Il Programma di Infrastrutture Strategiche previsto dalla legge obiettivo è contenuto nel secondo volume del DPEF.

Introduzione

La Raccomandazione Europea sui Conti Italiani

Il Consiglio europeo dei ministri economici e finanziari (Ecofin), il 12 luglio ha approvato la raccomandazione sulla finanza pubblica dell'Italia ai sensi dell'articolo 104(7) del Trattato, basata su dati passati e prospettici.

Dopo una serie di revisioni nell'applicazione dei criteri contabili Eurostat, il deficit è stato collocato al 3,2 per cento del PIL nel 2001, nel 2003 e nel 2004. In base alle stesse revisioni, il debito si è ridotto dal 110,9 per cento del 2001 al 106,6 per cento del 2004.

Sulla base di queste considerazioni il Consiglio Ecofin ha approvato una raccomandazione che prevede:

- *i)* *"un'applicazione rigorosa della legge finanziaria per il 2005" tale che, assumendo crescita zero, e misure una tantum pari allo 0,4 per cento del PIL, il deficit nominale non superi il 4,3 per cento del PIL e il deficit strutturale al netto delle una tantum continui a migliorare in modo sensibile;*
- *ii)* *l'attuazione delle "necessarie misure di aggiustamento permanenti e al netto delle una tantum che assicurino un aggiustamento cumulato pari almeno all'1,6 per cento nel biennio 2006-7 rispetto al 2005, con metà dell'aggiustamento concentrato nel 2006";*
- *iii)* *una riduzione soddisfacente del rapporto debito-PIL in linea con la correzione del deficit eccessivo, ristabilendo nel medio periodo un livello adeguato di avanzo primario e controllando i "fattori sotto la linea" diversi dal deficit.*

La raccomandazione è stata formulata sulla base della tabella che segue, redatta per la prima volta in base al nuovo Patto di Stabilità e Crescita. Il processo di aggiustamento riportato nella tabella costituisce il nucleo del Documento di programmazione economico e finanziaria.

Riteniamo la raccomandazione europea equilibrata poiché richiede un sentiero di aggiustamento credibile e strutturale, senza imporre una manovra restrittiva in una fase di rallentamento dell'economia.

Aggiustamenti severi devono invece avvenire nei periodi di alta crescita, contrariamente a quanto avvenuto nel biennio 1999-2001 quando l'indebitamento strutturale al netto delle misure una tantum è salito dal 2,1 per cento al 4,8 per cento del PIL. (Tavola A)

Il programma di politica economica delineato dal DPEF, che presuppone un tasso di crescita medio annuo intorno all'1,5 per cento, consente un aggiustamento di finanza pubblica sufficiente a ridurre l'indebitamento e il rapporto debito/PIL, e a migliorare la sostenibilità della finanza pubblica nel lungo periodo. (Tavola B)

La velocità dell'aggiustamento dipende però in modo cruciale dal tasso di crescita. A titolo di esempio e di simulazione, se l'economia tornasse a crescere intorno al 2,5 per cento nel medio periodo, come in diversi paesi Europei, l'indebitamento rientrerebbe sotto il 3 per cento entro il periodo di previsione, senza bisogno degli interventi aggiuntivi previsti dal presente documento. (Tavola C)

Il problema fondamentale della finanza pubblica è quello della bassa crescita. Per questo motivo la politica economica dei prossimi anni dovrà essere innanzitutto incentrata sulla crescita.

La bassa Crescita

L'economia italiana soffre da molti anni di difficoltà strutturali che si riflettono in un tasso di crescita insoddisfacente e sistematicamente inferiore a quello dei principali paesi industriali. La crescita potenziale, superiore al 4 per cento nel 1970, è scesa intorno al 3 per cento all'inizio degli anni ottanta, all' 1,5 alla metà degli anni novanta, all'1,3 per cento di oggi.

Le cause della lenta crescita reale e potenziale sono identificate nella scarsa dinamica della produttività del settore industriale, nell'insufficiente liberalizzazione nel settore energetico e dei servizi, nella dotazione ancora carente di infrastrutture materiali e immateriali, nel peso eccessivo del debito pubblico.

In questo contesto anomalo, il Governo ha aumentato la spesa per investimenti, dal 3,9 nel 2000 al 4,4 per cento del PIL nel 2004, ha introdotto i presupposti per il controllo della spesa corrente facendola crescere tendenzialmente meno del PIL nominale, ha ridotto le imposte e ha introdotto riforme che favoriranno l'aumento del PIL potenziale e la riduzione del tasso di disoccupazione, che ha raggiunto il 7,9 per cento a fine 2004. Dal 2001 ad oggi gli occupati sono aumentati di circa 1.100.000 unità. Negli ultimi dodici mesi l'aumento è stato di 308.000 addetti, di cui 237.000 a tempo indeterminato. Ciò conferma il funzionamento della riforma del mercato del lavoro.

Il Governo stima che la ripresa non tarderà. Per il 2006 e il 2007, in linea con la Commissione, si prevede una crescita intorno all'1,5 per cento, lievemente superiore alla crescita potenziale.

La Politica Economica

La ripresa della crescita reale e potenziale è il primo obiettivo per il nostro Paese. Dal 1992, la politica economica si è spesso limitata all'aggiustamento del bilancio pubblico; in questa legislatura sono state introdotte importanti riforme strutturali specialmente nell'area della previdenza e nel mercato del lavoro.

Senza crescita è impossibile realizzare un aggiustamento sufficiente delle finanze pubbliche, e in particolare del rapporto tra debito pubblico e PIL.

Senza crescita è impossibile ribaltare il clima di fiducia che influenza le decisioni di consumo e investimento.

A problemi di crescita si risponde con politiche per la crescita.

Per rilanciare la crescita procederemo su cinque classi di intervento:

1) A livello di paese potenziamento della domanda e delle infrastrutture, accelerando gli investimenti in opere pubbliche materiali e immateriali nel Mezzogiorno e nelle altre aree del paese dove la dotazione di infrastrutture è più carente.

2) A livello di sistema produttivo maggiore libertà nel mercato dei prodotti e soprattutto nei servizi; migliore e minore regolamentazione; maggiore semplificazione; più concorrenza nel settore energetico; più attrazione di investimenti dall'estero; rafforzamento del mercato dei capitali con l'avvio effettivo dei fondi pensione. Rientrano in quest'area anche gli interventi a sostegno dell'investimento in capitale umano, dell'innovazione tecnologica, della ricerca e della capacità innovativa delle imprese.

3) Riduzione del carico tributario sul prodotto e sul lavoro; recupero di produttività; pochi programmi strategici nei settori più rilevanti per l'innovazione e per lo sviluppo; riduzione delle sacche di illegalità che ancora esistono nel nostro sistema, dal sommerso alla contraffazione.

4) Difesa del potere d'acquisto delle famiglie: concludendo i contratti di lavoro, dopo il Protocollo Governo OO.SS. del 30 maggio 2005; contenendo l'aumento delle tariffe; promuovendo la trasparenza dei prezzi; individuando forme di sostegno selettivo alle famiglie più deboli.

5) Nel bilancio pubblico infine, proseguiremo nell'aggiustamento strutturale che guardi al ciclo economico e alla qualità della finanza pubblica, in modo che gli aggiustamenti strutturali previsti possano determinare una stabile convergenza della finanza pubblica verso i valori di riferimento. Le tecniche di controllo della spesa, che hanno dato risultati importanti già nel 2004 (quando la spesa corrente al netto degli interessi

per la prima volta dopo diversi anni è cresciuta meno del PIL nominale; 3,6 per cento contro il 3,9 per cento del PIL) vanno raffinate prevedendo interventi per i comparti che hanno superato i valori di riferimento. Il previsto sgravio IRAP sul costo del lavoro andrà coperto strutturalmente.

Particolare sforzo andrà assegnato all'obiettivo di ridurre l'incidenza della spesa corrente. L'esperienza internazionale, infatti, dimostra che i disavanzi si riducono in modo duraturo solo riducendo le spese. Se si aumentano soltanto le entrate, dopo un periodo di apparente risanamento, i disavanzi tornano a crescere. Gli interventi sulle entrate, sulla spesa previdenziale e sulla dinamica delle altre spese correnti realizzati da questo Governo vanno esattamente in questa direzione.

La riforma delle pensioni ha rappresentato un punto di svolta in quanto ha migliorato in modo decisivo la sostenibilità della finanza pubblica nel lungo periodo. Proseguirà il contenimento della spesa corrente a livello centrale e soprattutto locale, permettendo tassi di crescita di queste spese inferiori a quello del PIL nominale. In campo fiscale servirà allargare le basi imponibili, contrastando sommerso e evasione fiscale e contributiva ed equilibrando il prelievo; occorrerà destinare il gettito delle dismissioni alla riduzione del debito. Sarà necessario infine generare un aumento graduale del saldo primario, che è la via maestra per la riduzione del debito. Nell'insieme, e sin dove possibile, dati gli equilibri della finanza pubblica, l'aggiustamento deve avvenire con riduzione della spesa corrente, e con recuperi di evasione e di basi imponibili; non con inasprimenti di aliquote fiscali.

Il risanamento strutturale dei conti pubblici contribuirà a migliorare il clima di fiducia, stimolando consumi, investimenti e potrebbe accelerare la crescita oltre quanto previsto nel quadro programmatico. Ciò favorirà l'avvio di un processo virtuoso che apporterà ulteriori benefici al bilancio.

La crescita economica e la sostenibilità della finanza pubblica, in un paese ad alto debito, sono obiettivi primari e intrinsecamente connessi. Per questo i diversi elementi che costituiscono la politica economica sono parti integrate di un tutto. Per questo, come si è detto, è cruciale mirare innanzitutto a una ripresa dello sviluppo. Un disegno semplice e ragionevole. Un disegno che va perseguito nel tempo e che va tradotto in realtà.

Tavola A – Crescita, Ciclo Economico e Finanza Pubblica 1999-2004

	1999	2000[a]	2001	2002	2003	2004
Indicatori di crescita economica						
PIL reale (variazione percentuale)	1,7	3,0	1,8	0,4	0,3	1,2
PIL potenziale (variazione percentuale)	1,6	1,8	1,7	1,6	1,6	1,5
Deflatore dei consumi	2,2	2,9	2,9	3,1	2,6	2,2
Tasso di disoccupazione	10,9	10,1	9,1	8,6	8,4	8,0
Indicatori di finanza pubblica						
Indebitamento netto della P.A.	-1,7	-1,9	-3,2	-2,7	-3,2	-3,2
Saldo primario	5,0	4,5	3,4	3,0	2,1	1,8
Debito pubblico	115,5	111,3	110,9	108,3	106,8	106,6
Indebitamento netto strutturale	-2,1	-2,8	-4,2	-3,2	-3,0	-2,9
Saldo primario strutturale	4,6	3,6	2,4	2,6	2,3	2,1
Indebitamento strutturale al netto delle misure *una tantum*	-2,1	-2,8	-4,8	-4,5	-4,9	-4,3
Saldo primario strutturale al netto delle misure *una tantum*	4,6	3,6	1,8	1,3	0,4	0,7

(a) Al netto dei proventi dell'UMTS (1,2% del PIL).

Tavola B – Previsioni 2005 e Quadro Programmatico 2006-2009

	2005	2006	2007	2008	2009
Indicatori di crescita economica					
PIL reale (variazione percentuale)	0,0	1,5	1,5	1,7	1,8
PIL potenziale (variazione percentuale)	1,3	1,3	1,3	1,3	1,5
Deflatore dei consumi	2,2	2,1	2,0	2,0	2,1
Tasso di disoccupazione	8,1	8,1	8,0	7,8	7,7
Indicatori di finanza pubblica					
Indebitamento netto della P.A.	-4,3	-3,8	-2,8	-2,1	-1,5
Saldo primario	0,6	0,9	1,8	2,5	3,0
Debito pubblico	108,2	107,4	105,2	103,6	100,9
Indebitamento netto strutturale	-3,4	-3,0	-2,1	-1,6	-1,1
Saldo primario strutturale	1,5	1,7	2,5	3,0	3,4
Indebitamento strutturale al netto delle misure *una tantum*	-3,8	-3,0	-2,1	-1,6	-1,1
Saldo primario strutturale al netto delle misure *una tantum*	1,1	1,7	2,5	3,0	3,4

Tavola C – Crescita e Politica Economica

	2006	2007	2008	2009
Scenario DPEF				
PIL reale (variazione percentuale)	1,5	1,5	1,7	1,8
Deflatore del PIL	2,3	2,1	2,0	2,0
Indebitamento netto	-3,8	-2,8	-2,1	-1,5
Saldo primario	0,9	1,8	2,5	3,0
Scenario A: crescita PIL 2,5 per cento + DPEF				
PIL reale (variazione percentuale)	2,5	2,5	2,5	2,5
Deflatore del PIL	2,3	2,1	2,0	2
Indebitamento netto	-3,5	-2,0	-0,9	0,1
Saldo primario	1,2	2,5	3,5	4,4
Scenario B: pura crescita PIL 2,5				
PIL reale (variazione percentuale)	2,5	2,5	2,5	2,5
Deflatore del PIL	2,3	2,1	2,0	2,0
Indebitamento netto	-4,3	-3,8	-3,3	-2,8
Saldo primario	0,4	0,8	1,3	1,7

Lo scenario A simula gli effetti della maggiore crescita sullo scenario programmatico di finanza pubblica

Lo scenario B ipotizza gli effetti della sola crescita in assenza di interventi programmatici

Capitolo I

IL CONTESTO INTERNAZIONALE

I.1 L'Economia mondiale

Nel 2004 l'economia mondiale è cresciuta al tasso più elevato degli ultimi trenta anni, trainata dagli Stati Uniti, dalla Cina e dagli altri paesi asiatici emergenti. L'Area dell'Euro è frenata da debolezze strutturali che intensificano l'impatto di shock esterni, quali gli aumenti dei prezzi petroliferi e il deprezzamento del dollaro.

Figura I.1 – Crescita Economica in Europa e nell'Economia mondiale


%
7
5
3
1
-1
1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Stati Uniti
Area Euro
Mondo

Fonte: Eurostat e Statistiche Nazionali

La notevole divergenza tra i tassi di crescita delle principali economie e la nuova divisione internazionale del lavoro creano squilibri commerciali il cui finanziamento dipende sempre più dalla disponibilità dei paesi asiatici, e in particolare della Cina, ad accumulare riserve in dollari.

Nonostante gli aumenti dei prezzi petroliferi e delle altre materie prime, l'inflazione a livello mondiale è restata finora sotto controllo, grazie, soprattutto, all'effetto sui prezzi della concorrenza internazionale.

Figura I.2 – Inflazione e Aumento del Prezzo del Petrolio



%
mld.$
9,5
7,5
5,5
3,5
1,5
40
35
30
25
20
15
10
1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Deflatore dei consumi OCSE
Prezzo spot del greggio (dx)

Fonte: OCSE

Gli Stati Uniti continuano a fornire lo stimolo principale all'economia mondiale attraverso la crescita sostenuta dei consumi e degli investimenti che beneficiano del buon andamento dei margini aziendali e delle condizioni creditizie ancora favorevoli. La crescita dei consumi privati è favorita dai prezzi contenuti di beni e servizi che riflettono il forte aumento della produttività dell'economia americana e le pressioni competitive sul commercio internazionale.

Figura I.3 – La Crescita dell'Economia negli Stati Uniti



%
5
4
3
2
1
0
-1
-2
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Consumi
Esportazioni nette
Investimenti
PIL

Fonte: OCSE

Figura I.4 – I Consumi negli Stati Uniti e la Ripresa Europea


mld. €
mld.$
690
670
650
630
610
590
7.900
7.700
7.500
7.300
7.100
6.900
6.700
2001
2002
2003
2004
2005
Esportazioni Area Euro
Consumi Stati Uniti (dx)

Fonte: OCSE

La politica fiscale degli Stati Uniti rimane espansiva poiché l'obiettivo dell'Amministrazione di dimezzare il deficit entro i prossimi quattro anni è principalmente affidato alla crescita dell'economia. In questo contesto, il compito delle autorità monetarie è particolarmente delicato, dovendo riassorbire l'eccessiva liquidità attraverso graduali incrementi dei tassi d'interesse. In questa linea, il 30 giugno la *Federal Riserve* ha aumentato il tasso dei *Fed Funds* di 25 punti base, portandolo al 3,25 per cento.

In Giappone, l'elevata volatilità della crescita registrata nei trimestri conferma che la ripresa è ancora debole ed esposta ai contraccolpi della congiuntura internazionale. Il modesto aumento dell'occupazione frena la ripresa dei consumi.

In Cina si prevede una crescita lievemente più moderata a causa dell'atteso rallentamento del commercio internazionale, ma l'obiettivo di controllare la forte espansione appare ancora lontano. Nei primi mesi dell'anno, la crescita del PIL è rimasta intorno al 9,4 per cento, in linea con il risultato del 2004.

L'economia cinese è caratterizzata da forti squilibri regionali. A fianco di regioni in forte espansione esistono vaste aree agricole dove la stagnazione dei redditi e l'eccedenza di mano d'opera alimentano imponenti flussi migratori e un diffuso disagio sociale. Pertanto, ogni riforma del regime del cambio o altre misure atte a contenere la crescita verranno presumibilmente attuate con prudenza nonostante le pressioni internazionali per scindere il legame tra dollaro e valuta cinese.

Nel 2004, il tasso di crescita dell'Area dell'Euro è stato del 2 per cento, rispetto al 3,5 per cento della media dei paesi dell'OCSE. All'interno dell'Area la performance economica dei singoli paesi diverge. Nei paesi che hanno maggiormente ristrutturato le proprie economie, come Spagna e Irlanda, la crescita procede a ritmi soddisfacenti. In quest'ottica, le divergenze di crescita a livello europeo paiono riconducibili a diversi tassi di crescita potenziali piuttosto che a un diverso andamento del ciclo economico.

Diversa è la situazione dei più grandi paesi europei. In Germania i problemi maggiori sono legati all'elevata disoccupazione e alla conseguente carenza della domanda interna, mentre le esportazioni forniscono il traino alla crescita. In Francia, la relativa forza dei consumi riesce a compensare il contributo negativo del settore estero. Il Regno Unito rimane l'economia di maggior successo, grazie anche alle riforme strutturali realizzate negli ultimi vent'anni.

Le disparità nei tassi di crescita europei sono simili a quelle osservate all'interno degli Stati Uniti; tuttavia, l'elevata mobilità dei fattori e l'integrazione finanziaria permettono di riequilibrare rapidamente le differenze tra i singoli Stati.

I.2 Le Prospettive per il medio Termine

Le previsioni di "consenso" per i prossimi anni indicano una crescita dell'economia mondiale intorno al 4 per cento, con il perdurare di notevoli divergenze tra i principali paesi.

Negli Stati Uniti, la crescita attesa per il medio termine, intorno al 3,3 per cento, è in linea con il potenziale di lungo periodo.

L'economia giapponese dovrebbe mantenere una crescita intorno all'1 per cento nel medio periodo. Per quanto riguarda gli altri paesi asiatici, e in particolare Cina e India, le prospettive di crescita rimangono buone per tutto il periodo della previsione.

Lo scenario meno favorevole riguarda l'Area dell'Euro, ove è attesa una ripresa solo graduale della domanda interna; lo sfavorevole andamento del settore estero continuerà, inoltre, a frenare la crescita del PIL con l'eccezione della Germania. Nel medio termine, si ipotizza una crescita vicina al potenziale, ma con notevoli differenze tra i singoli paesi.

Tavola I.1 – Variabili Internazionali rilevanti per l'Italia
(variazioni percentuali)

	2004	2005	2006	2007	2008	2009
PIL						
Paesi Industrializzati	3,5	2,6	2,8	2,9	2,8	2,7
Stati Uniti	4,4	3,5	3,2	3,4	3,2	3,2
Giappone	2,7	1,4	2,0	1,3	1,0	0,9
UEM (12 paesi)	2,0	1,5	1,9	2,1	2,2	2,0
Francia	2,5	1,8	2,0	2,1	2,3	2,0
Germania	1,6	1,3	1,3	2,0	2,0	1,9
Regno Unito	3,1	2,5	2,5	2,4	2,2	2,2
Spagna	2,7	2,8	3,0	3,2	3,0	2,7
Mondo escluso UE	5,8	4,8	4,7	4,5	4,4	5,0
Mondo	5,1	4,2	4,2	4,1	4,0	4,5
Commercio mondiale	9,4	7,4	9,4	7,5	7,8	7,5

Fonte: elaborazioni su dati OCSE, FMI, CE e Statistiche Nazionali

Tavola I.2 – Prezzi Internazionali
(variazioni percentuali)

	2004	2005	2006	2007	2008	2009
petrolio cif (dollari/barile)	39,0	50,0	47,0	44,0	44,0	44,0
materie prime non energetiche	21,0	8,0	-1,5	2,5	2,0	2,0
manufatti	8,5	5,5	0,8	1,0	1,0	1,0
in valute nazionali	*3,5*	*2,5*	*0,8*	*1,0*	*1,0*	*1,0*

Fonte: elaborazioni su dati OCSE, FMI, CE e Statistiche Nazionali

I.3 L'Incertezza delle Previsioni

Sebbene lo scenario di medio periodo per l'economia mondiale rimanga favorevole, recenti sviluppi ribadiscono la criticità di alcuni fattori.

Dall'inizio dell'anno il dollaro si è apprezzato di circa il 10 per cento nei confronti dell'euro, nonostante il deficit del bilancio federale e l'aumento di quello commerciale. L'incremento dei differenziali di crescita e dei tassi d'interesse tra le due sponde dell'Atlantico, insieme alle difficoltà per l'adozione della Costituzione Europea, spiegano questo andamento ma non eliminano il rischio di una brusca correzione di tendenza. L'esperienza storica suggerisce che negli Stati Uniti esiste una correlazione tra elevati deficit gemelli (*deficit* di bilancio e *deficit* commerciale) e deprezzamento del cambio. Attualmente la somma dei due *deficit* si colloca intorno all'8,5 per cento del PIL.

La politica di graduale rialzo dei tassi d'interesse perseguita dalla *Federal Reserve* potrebbe subire una brusca accelerazione, nel caso di surriscaldamento dell'economia. Tuttavia, l'inflazione resta sotto controllo grazie alla moderazione dei salari e agli aumenti di produttività.

L'economia americana è esposta ai contraccolpi di un eventuale assestamento dei prezzi degli immobili dopo la forte crescita degli ultimi anni. La costante rivalutazione degli immobili ha permesso al consumatore americano di ottenere una notevole liquidità a fronte del proprio patrimonio immobiliare; tale disponibilità sono state largamente utilizzate per finanziare i consumi.

Rischi considerevoli provengono anche dai prezzi delle materie prime e in particolare del petrolio. Le tensioni sui mercati energetici riflettono le pressioni della domanda e le difficoltà ad aumentare l'offerta di greggio e soprattutto di prodotti raffinati. Il maggior produttore dell'OPEC, l'Arabia Saudita, è l'unico ad avere capacità di estrazione consistenti, ma la capacità globale di raffinazione è vicina al suo massimo.

Gravano inoltre sulle prospettive dell'economia mondiale i crescenti squilibri finanziari degli Stati Uniti, da una parte, e delle economie asiatiche dall'altra. L'insufficiente risparmio dell'economica americana e l'eccesso di risparmio in Asia richiedono un aggiustamento. Senza specifici interventi di politica economica, la gestione di questi squilibri è affidata al solo meccanismo del tasso di cambio, con potenziali brusche oscillazioni. Un'eccessiva volatilità dei cambi può alterare profondamente i flussi commerciali dell'economia mondiale e in particolare dell'Area dell'Euro.

Capitolo II

LE DEBOLEZZE STRUTTURALI DELL'ECONOMIA ITALIANA

II.1 La *Performance* dell'Economia nell'ultimo Decennio

I recenti dati di contabilità nazionale confermano un passaggio difficile per l'economia italiana. Nel 2004 e nel 2005 il paese non ha tratto vantaggi dal *boom* dell'economia mondiale, rimanendo largamente escluso dai benefici della globalizzazione.

I problemi dell'economia italiana sono di natura strutturale e vengono da lontano. Fino alla metà degli anni novanta, periodiche svalutazioni permettevano all'Italia di recuperare la competitività erosa dagli alti tassi di inflazione e dalle rigidità strutturali. Una politica di bilancio eccessivamente permissiva aveva dato luogo a disavanzi pubblici intorno all'11 per cento del PIL per tutti gli anni ottanta. Di conseguenza, il rapporto debito/PIL era passato dal 58,2 per cento del 1980 al 124,3 per cento del 1994.

Un modello di sviluppo basato su alta inflazione, svalutazione, deficit pubblico non era comunque sostenibile. Nel settore pubblico, l'insostenibilità si manifestava con l'aumento del debito. Nel settore privato, con il rinvio delle razionalizzazioni aziendali e con una ristrutturazione dell'industria ancora insufficientemente rivolta verso attività ad alto valore aggiunto e innovazione.

Nella seconda metà degli anni novanta l'Italia si è trovata ad affrontare il processo di convergenza verso i parametri europei; all'inizio di questo decennio la globalizzazione registrava una forte accelerazione. L'integrazione nell'economia mondiale di Cina, India e degli altri paesi asiatici ha creato forti pressioni competitive e imposto una nuova divisione internazionale del lavoro. Ulteriori pressioni competitive sono derivate dall'allargamento dell'Unione Europea, attraverso l'integrazione di paesi con costi sensibilmente inferiori alla media europea.

Come molti paesi europei, l'Italia è penalizzata da eccessive rigidità nel mercato dei prodotti e nella pubblica amministrazione. Inoltre, l'industria è specializzata in settori tradizionali, maggiormente esposti alla concorrenza dei paesi emergenti e alla

contraffazione. Le dimensioni ridotte delle aziende italiane non permettono di cogliere pienamente le opportunità offerte dalla crescita mondiale.

Il potenziale di crescita dell'economia italiana si è sensibilmente ridotto negli ultimi decenni. E' aumentato il divario nei confronti degli altri paesi avanzati, inclusi Francia e Germania. Dopo il 1996, il tasso di crescita del PIL è stato pari all' 1,4 per cento, contro una media europea del 2 per cento. La produttività ha segnato il passo, un fenomeno soltanto in parte attribuibile alla maggior crescita dell'occupazione e all'emersione del lavoro irregolare.

Figura II.1 – La Performance relativa dell'Economia Italiana; 1995-2004

PIL (var. %)


6
4
2
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
Italia
Francia
Germania
Area Euro

PIL (indice, 1995 =100)


128
118
108
98
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Area Euro
Italia
Francia
Germania

Produzione industriale (indice, 1995 =100)


119
112
105
98
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Area Euro
Italia
Francia
Germania

Produttività del lavoro (indice, 1995 =100)


104
99
94
89
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Area Euro
Italia
Francia
Germania

Fonte: Eurostat e Statistiche Nazionali

Dopo aver raggiunto il massimo storico nel 2000, l'indice della produzione industriale è sceso ai livelli del 1998, per poi mostrare segni di stabilizzazione soltanto negli ultimi mesi. Il settore estero è in difficoltà. Dopo il 1995, le esportazioni europee sono cresciute in media del 5,6 per cento annuo, mentre quelle italiane soltanto del 3,2 per cento. Conseguentemente, la quota di mercato dell'Italia si è ridotta dal 4,2 per cento nel 1994 al 3,2 per cento nel 2003, mentre è rimasta sostanzialmente stabile in Francia e Germania.

Figura II.2 – Esportazioni e Quote di Mercato: Italia, Francia e Germania; 1995-2004

Esportazioni (1995=100) **Quote di mercato**



195
175
155
135
115
95
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Area Euro
Italia
Francia
Germania
%
11
10
9
8
7
6
5
4
3
4,2
3,2
5,4
5,2
9,9
10,0
1994
2003
Italia
Francia
Germania

Fonte: Eurostat e ICE

Con l'avvio dell'Unione Monetaria e l'irreversibilità dei tassi di cambio all'interno dell'Area dell'Euro, la competitività dei diversi paesi va rilevata attraverso altri indicatori, quali il Costo del Lavoro per Unità di Prodotto, i prezzi alla produzione del settore manifatturiero e i valori medi unitari dei prodotti esportati.

Figura II.3 – Indicatori di Competitività in Italia



127
117
107
97
87
1996
1997
1998
1999
2000
2001
2002
2003
2004
in base ai prezzi alla produzione del settore manifatturiero*
in base ai costi unitari del lavoro del settore manifatturiero*
VMU in euro dei prodotti esportati

** indici in aumento segnalano un peggioramento della competitività* *Fonte: Banca d'Italia*

Dal 1998 il tasso di cambio reale misurato sul costo del lavoro per unità di prodotto è aumentato del 20 per cento circa, rispetto a una diminuzione del 10 per cento in Germania e del 5 per cento in Francia, determinando una perdita di competitività.

Figura II.4 – Tasso di Cambio effettivo reale misurato sul CLUP in Italia, Francia e Germania


130
120
110
100
90
80
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Italia
Francia
Germania

Fonte: Banca d'Italia

I settori a basso contenuto tecnologico continuano ad avere un peso elevato; tale anomalia si è accentuata nell'ultimo decennio.

Figura II.5 – Quota della Produzione per Contenuto tecnologico: Italia e Europa; 1997-2002


%
50
40
30
20
10
0
Alta
Medio Alta
Medio Bassa
Bassa
EU15
Italia

Fonte: Istat

Il settore dei servizi, generalmente protetto e poco competitivo, penalizza il resto del sistema economico in un contesto in cui l'industria è sempre più esposta alla concorrenza internazionale. Gli indici di liberalizzazione e apertura dei mercati elaborati dall'OCSE evidenziano l'eccessiva presenza dello Stato nell'economia e le elevate barriere all'entrata e agli investimenti diretti dall'estero. Inoltre, il grado di apertura del

mercato interno è il più basso, mentre il grado di regolamentazione del mercato dei prodotti è tra i più elevati nell'ambito dei paesi avanzati.

Recenti studi dell'OCSE evidenziano una relazione negativa tra il grado di regolamentazione del mercato dei prodotti e la crescita della produttività totale dei fattori: l'Italia, oltre ad avere il più elevato grado di regolamentazione nell'Area dell'Euro, registra uno dei più bassi tassi di crescita della produttività totale dei fattori.

Figura II.6 – Il Grado di Regolamentazione nei Paesi OCSE

Regolamentazione del mercato dei prodotti (PMR)


%
3,0
2,5
2,0
1,5
1,0
0,5
0,0
1998 / 2003
Francia
Germania
Italia
Spagna
Eu
Regno Unito
Stati Uniti

Controllo Statale


%
5,0
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
1998 / 2003
Francia
Germania
Italia
Spagna
Eu
Regno Unito
Stati Uniti

Barriere all'imprenditoria


%
3,0
2,5
2,0
1,5
1,0
0,5
0,0
1998 / 2003
Francia
Germania
Italia
Spagna
Eu
Regno Unito
Stati Uniti

Barriere al Commercio e agli investimenti


%
1,8
1,6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
1998 / 2003
Francia
Germania
Italia
Spagna
Eu
Regno Unito
Stati Uniti

- - media ocse 1998 —— media ocse 2003

Fonte: OCSE

Figura II.7 – Regolamentazione del Mercato dei Prodotti e Crescita della Produttività totale dei Fattori; 2000-2004


Irlanda
Finlandia
Grecia
Belgio
Austria
Francia
Germania
Paesi Bassi
Portogallo
Spagna
Italia
Crescita della produttività 2000-2004
Indice di regolamentazione del mercato dei prodotti 2003*
3,0
2,5
2,0
1,5
1,0
0,5
0,0
1,0
1,2
1,4
1,6
1,8
2,0

Fonte: OCSE — ** Indice calcolato dall' OCSE*

La scarsa liberalizzazione del mercato dei prodotti è particolarmente evidente nel settore dei servizi di pubblica utilità (energia elettrica e gas) e nei servizi finanziari.

Tavola II.1 – Aumento cumulato del Costo dei Servizi in Italia, Francia e Germania; 2001-2004 (variazioni percentuali)

	Servizi finanziari	Servizi assicurativi	Servizi professionali	Totale
Italia	34,5	28,8	10,0	8,7
Francia	6,4	11,2	n.d.	5,3
Germania	20,0	8,7	n.d.	4,4

Fonte: Eurostat

II.2 Le Risposte della Politica Economica dal 2001

I problemi strutturali dell'economia italiana non si risolvono istantaneamente ma tracciando una rotta stabile e graduale di interventi strutturali. Come dimostra l'esperienza degli altri paesi europei che da tempo hanno avviato politiche delle riforme, con interventi strutturali è possibile ottenere grandi benefici ma solo nel medio periodo. E' possibile integrarsi con successo nell'economia globale, e al tempo stesso preservare il modello sociale europeo.

Nel quadro di una strategia complessiva di modernizzazione del paese nonostante il peggioramento strutturale dei conti avvenuto tra il 1999 e il 2000, in questa legislatura sono state avviate riforme importanti che hanno riguardato il mercato del lavoro, la previdenza sociale, la scuola e il fisco, la legge obiettivo per le infrastrutture e la disciplina sull'immigrazione (cd. Legge Bossi-Fini).

Le riforme del mercato del lavoro, e la Legge Biagi in particolare, hanno introdotto nel sistema maggiore flessibilità, portando l'indice OCSE di rigidità del mercato del lavoro al di sotto (e dunque meglio) della media europea. Il tasso di disoccupazione è sceso dal 10,1 per cento del 2000 all'8 per cento del 2004 e gli occupati sono cresciuti di oltre un milione.

Figura II.8 – Tasso di disoccupazione e occupati in Italia


%
12
11
10
9
8
7
6
22,5
22,0
21,5
21,0
20,5
20,0
19,5
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Tasso disoccupazione
Occupati in milioni di unità (dx)

Fonte: Istat

Tavola II.2 – Grado di regolamentazione nel mercato del lavoro*

	1980	1990	2003
Italia	3,6	2,7	1,9
Francia	3,2	2,5	2,2
Germania	2,7	3,0	3,0

Fonte: OCSE
* *Indice compreso tra 0 e 6; valori dell'indice prossimi al 6 indicano un mercato più regolamentato, viceversa un mercato meno regolamentato.*

La riforma previdenziale, approvata nel luglio 2004, permetterà di contenere l'incidenza della spesa previdenziale sul PIL, allungando la permanenza nel mercato del

lavoro e dando un contributo decisivo allo sviluppo della previdenza complementare. La riforma prevede misure per l'innalzamento dell'età pensionabile: fino al 2007 attraverso incentivi a chi volontariamente rinvia il pensionamento, dal 2008 attraverso un aumento dell'età pensionabile che favorirà la sostenibilità di lungo periodo delle finanze pubbliche. Inoltre, il conferimento del Trattamento di Fine Rapporto ai fondi pensioni fornirà un contributo decisivo allo sviluppo del secondo pilastro previdenziale. La riforma consentirà di ristrutturare il sistema previdenziale agricolo in modo da renderlo in linea con i sistemi europei, riducendo le sacche di sommerso e alleggerendo la pressione contributiva per le imprese.

La riforma fiscale è stata avviata con l'approvazione dei primi due moduli: la *no tax area* è stata ampliata, il numero di aliquote ridotto e il regime delle deduzioni riformato. Come illustrato in dettaglio nel prossimo capitolo, la pressione fiscale complessiva è scesa fino al 41,7 nel 2004; ulteriori risultati deriveranno dall'esplicarsi del secondo modulo, introdotto a gennaio 2005.

Importanti riforme sono state avviate nel sistema di istruzione primario e secondario, nella semplificazione amministrativa e nella realizzazione delle opere pubbliche. Nel 2005, il Governo ha elaborato un Piano di Azione per lo sviluppo con importanti riforme del diritto fallimentare e del sistema degli incentivi. [Riquadro II.1]

Riquadro II.1:

LA NUOVA STRATEGIA DI LISBONA E IL PIANO D'AZIONE ITALIANO

Il rilancio della Strategia di Lisbona passa attraverso una ridefinizione delle priorità per orientarle su crescita e occupazione. Gli stati membri si sono impegnati a elaborare, ogni anno, piani di sviluppo nazionali in linea con la nuova strategia. L'Italia presenterà il primo "Piano di azione per la Strategia di Lisbona" il prossimo ottobre. Nel frattempo, il Governo ha varato due interventi legislativi coerenti con gli obiettivi di Lisbona. Un decreto legge approvato in via definitiva nel maggio 2005 e un disegno di legge in via di definizione in Parlamento.

Le principali misure sono:

Riforma degli Incentivi
Nei nuovi bandi il finanziamento a fondo perduto sarà sostituito da un diverso meccanismo: fino al 50 per cento l'incentivo sarà costituito da un contributo in conto capitale, il restante sarà diviso tra credito pubblico agevolato e mutui bancari ordinari a tassi di mercato, con priorità per il finanziamento di investimenti in ricerca ed innovazione, mediante tecnologie digitali.
Occupazione
Introduzione del credito di imposta per favorire le concentrazioni tra piccole imprese.
Turismo
Viene introdotta una riforma radicale dell'Enit, trasformata in Agenzia per il turismo con un coinvolgimento diretto degli imprenditori privati
Mercato del Lavoro.

Sono state ampliate alcune disposizioni della legge Biagi, per permettere anche ai collaboratori e ai pensionati di accedere ai finanziamenti dietro cessione del quinto. Inoltre sono state ampliate le categorie dei lavoratori per i quali è possibile stipulare contratti di lavoro intermittente.

Fondi Pensione

Sono stati stanziati fondi supplementari per utilizzare il TFR per la pensione complementare, come previsto dalla riforma previdenziale.

Ammortizzatori Sociali:

E' aumentata la durata del sussidio ordinario

Contraffazione

Vengono inasprite le pene per chi mette in commercio prodotti contraffatti.

Diritto Fallimentare

Aumentano le possibilità di trovare soluzioni extragiudiziali.

Semplificazione della burocrazia

E' stato istituito il principio del silenzio-assenso generalizzato ed è stata ampliata la possibilità di utilizzare la Dichiarazione di Inizio di Attività (DIA); si è rafforzato il processo di digitalizzazione delle amministrazioni, anche obbligandole a tenere rapporti con cittadini e imprese, se richieste, in via telematica.

Processo Civile

Sono state introdotte misure per ridurre i tempi del processo ordinario.

Mercato Finanziario

Sono stati introdotti i *covered bonds*, permettendo agli istituti di credito di emettere obbligazioni garantite da attività di bilancio, nonché gli effetti derivanti dall'applicazione delle direttive UE sul risparmio.

Capitolo III

CARATTERISTICHE STRUTTURALI DELLA FINANZA PUBBLICA

III.1 La Struttura del Bilancio

La finanza pubblica di ogni paese è legata in modo diretto dell'andamento dell'economia. I paesi che hanno ridotto stabilmente l'indebitamento e il debito lo hanno fatto anche attraverso una sostenuta crescita economica.

Un bilancio pubblico che assorbe circa il 45 per cento del PIL grava sull'economia, influenzando in modo determinante la creazione e la distribuzione del reddito.

Per stimolare la crescita del sistema produttivo e l'efficienza della macchina statale occorre innescare un circolo virtuoso tra crescita e risanamento dei conti.

III.2 La Struttura delle Spese

La struttura delle spese della Pubblica Amministrazione è rimasta, al netto degli interessi, pressoché invariata nel decennio. Nel 1995, la spesa per interessi era pari all'11,5 per cento del PIL; nel 2004 è scesa al 5,1 per cento, un risparmio superiore ai 70 miliardi di euro per anno. Nonostante la notevole diminuzione della spesa per interessi, la crescente incidenza delle spese incomprimibili - pensioni, salari e altre prestazioni sociali assorbono circa i 3/4 della spesa totale – ha impedito la riallocazione a favore della spesa in conto capitale e in ricerca, come sarebbe stato invece auspicabile al fine di adeguare le infrastrutture, materiali e immateriali del Paese.

A partire dal 1995, l'incidenza della spesa corrente primaria, cioè al netto degli interessi sul PIL è cresciuta dal 37 per cento del PIL al 39,3 per cento. La crescita di quest'ultima appare principalmente legata alla dinamica della spesa per stipendi, pensioni e delle altre prestazioni sociali, nonché della spesa per consumi intermedi e finali. La riforma delle pensioni approvata dal Parlamento nel luglio 2004 ha stabilizzato questa spesa nel medio periodo mentre i consumi intermedi e finali sono

stati posti sotto parziale controllo dalla regola di crescita nominale del 2 per cento, approvata con la Legge Finanziaria del 2005.

Gli incrementi di spesa corrente primaria variano in relazione al livello di Governo, pur tenendo presente il trasferimento di competenze a favore delle autonomie locali. Gli incrementi di spesa sono minori nelle Amministrazioni centrali. Ad esempio, nel periodo 1999-2004 i redditi da lavoro dipendente sono saliti del 3,8 per cento nelle Pubbliche Amministrazioni centrali, dell'8,3 per cento negli Enti di Previdenza e del 5,6 per cento per le Amministrazioni Pubbliche locali. In maniera simile, i consumi intermedi sono saliti dello 0,2 per cento per le Pubbliche amministrazioni Centrali, dell'1,6 per cento negli Enti di Previdenza e del 5,8 per cento per le Amministrazioni Pubbliche locali. (Riquadro III.1)

Dopo la progressiva riduzione registrata nel corso degli anni novanta, la spesa in conto capitale in rapporto al PIL è cresciuta negli ultimi tre anni, passando dal 3,9 per cento nel 2000 al 4,4 per cento nel 2004, al netto delle entrate per le licenze UMTS e le dismissioni.

Le spese in conto capitale hanno un importante ruolo propulsivo sull'economia, ma anche per questa componente del bilancio occorre distinguere tra le diverse tipologie di spesa. Come ogni sussidio, i trasferimenti alle aziende in conto capitale, se non opportunamente gestiti, possono avere gravi effetti distorsivi e risultare onerosi per i contribuenti. La riforma della legge 488 sugli incentivi alle imprese, attraverso la trasformazione di una quota di contributi a fondo perduto in finanziamento agevolato, ha posto rimedio a questi potenziali effetti negativi.

La combinazione di queste diverse dinamiche - diminuzione di spesa per interessi, rilancio della spesa in conto capitale e aumento di spese corrente primarie - ha ridotto la spesa totale sul PIL dal 53,2 per cento del 1995 al 48,5 nel 2004.

Tavola III.1 – Spese delle Amministrazioni Pubbliche
(valori in % del PIL)

	SPESE CORRENTI PRIMARIE	di cui: redditi da lavoro dip.	consumi intermedi	prest.soc. in natura	prest.soc. in danaro	SPESE C/CAP. (a)	SPESE TOTALI PRIMARIE	Interessi	SPESE TOTALI
1995	37,0	11,2	4,8	2,0	16,7	4,6	41,6	11,5	53,2
1996	37,6	11,5	4,8	2,0	16,9	3,8	41,4	11,5	52,9
1997	37,9	11,6	4,7	2,1	17,3	3,5	41,4	9,6	51,0
1998	37,4	10,7	4,8	2,1	17,0	3,9	41,3	8,0	49,3
1999	37,7	10,6	4,9	2,1	17,1	4,0	41,6	6,7	48,4
2000	37,5	10,6	5,0	2,4	16,8	2,6	40,1	6,5	46,6
2001	37,9	10,8	5,1	2,6	16,6	4,4	42,3	6,5	48,8
2002	38,5	10,8	5,0	2,6	17,0	3,9	42,3	5,8	48,1
2003	39,4	11,1	5,1	2,6	17,3	4,5	43,9	5,3	49,2
2004	39,3	11,0	4,9	2,7	17,3	4,1	43,4	5,1	48,5

(a) Il dato del 2000 è al netto delle entrate per l'assegnazione delle licenze UMTS, pari a 13.815 mln.
Il dato del 2002, nel 2003 e nel 2004, include gli effetti delle operazioni di cartolarizzazione effettuate dagli Enti di Previdenza per un importo pari rispettivamente a 8.897 mln., 1.005 mln. e 295 mln.

III.3 La Struttura delle Entrate

Durante il periodo di convergenza verso i parametri di Maastricht, lo sforzo di riduzione dell'indebitamento ha comportato un aumento della pressione fiscale. Calcolata con i criteri del SEC95, la pressione fiscale è cresciuta dal 42,2 per cento del 1995 al 44,5 per cento nel 1997. Nel 2004, la pressione fiscale è scesa al 41,7 per cento.

Tavola III.2 – Pressione fiscale in Italia
(valori in % del PIL)

	Imposte dirette	Imposte indirette	Imposte in c/capitale	Contributi sociali	Pressione fiscale
1995	14,7	12,1	0,6	14,8	42,2
1996	15,3	11,8	0,3	15,0	42,5
1997	16,0	12,4	0,7	15,3	44,5
1998	14,4	15,3	0,4	12,8	42,9
1999	15,0	15,1	0,1	12,7	43,0
2000	14,6	15,0	0,1	12,7	42,4
2001	15,0	14,5	0,1	12,6	42,2
2002	14,2	14,7	0,2	12,8	41,9
2003	13,7	14,4	1,5	13,0	42,6
2004	13,6	14,4	0,7	12,9	41,7

Rispetto alla gran parte dei paesi europei, il sistema impositivo italiano si caratterizza per una più marcata pressione sul fattore lavoro, contrariamente alle altre forme di imposizione.

Tavola III.3 – Aliquota implicita in percentuale delle imposte sui consumi, sul lavoro e sul capitale

	1995	1997	1999	2001	2002	Media 1995-2002	Crescita 1995-2002	Differenza 1995-2003
Consumi								
Italia	17,6	17,5	18,1	17,3	17,1	17,6	-0,1	-0,5
EU (media ponderata)	19,5	19,6	20,0	19,4	19,5	19,6	0,1	0,0
Lavoro								
Italia	37,8	43,1	42,1	41,5	41,1	41,4	0,5	3,3
EU (media ponderata)	37,3	37,7	37,5	36,8	36,3	37,3	-0,4	-0,9
Capitale								
Italia	26,3	29,9	29,1	28,1	28,1	28,0	0,8	1,7
EU (media ponderata)	24,5	27,3	29,9	29,4	28,4	27,9	2,5	4,0

Gli interventi attuati in questa legislatura si sono mossi nella direzione di correggere le tendenze sopra descritte, anche se permangono importanti differenze tra paesi europei.

Per contenere la tassazione sul lavoro si è intervenuti sulla tassazione personale, attraverso i due moduli di riforma fiscale che hanno riguardato soprattutto le fasce di reddito medio basse. A titolo di esempio, un lavoratore dipendente con un livello di retribuzione media individuato in base alla metodologia OCSE con coniuge e due figli a carico, è oggi soggetto un'aliquota media di tassazione ridotta di 2,5 punti percentuali rispetto al 2001.

Per la tassazione sulle imprese, si è passati dall'aliquota del 36 per cento nel 2001 all'attuale 33 per cento, nell'ambito di un modello di tassazione convergente a livello europeo.

Nel periodo 1995-2004, la tassazione delle attività finanziarie (interessi, dividendi, plusvalenze, ecc.) presenta un profilo discendente e comunque molto contenuto. Infine, l'incidenza complessiva della tassazione sui consumi, sulla base dei più recenti dati disponibili, risulta inferiore alla media europea.

III.4 L'Economia Sommersa

L'economia sommersa è un fenomeno comune a tutti i paesi dell'OCSE, anche se in misura diversa. Non esistono ancora stime ufficiali paragonabili tra diversi paesi, anche se numerosi studi evidenziano un livello più elevato di sommerso nei paesi dell'Europa meridionale.

I dati diffusi dall'ISTAT lo scorso ottobre e riferiti al 2002, e qui aggiornati e disaggregati per provincia e macro settori, consentono anche una valutazione settoriale e territoriale del sommerso, che servirà da indicatore per l'attività di contrasto all'evasione e allo stesso sommerso.

Figura III.1 – Tassi di irregolarità nel 2003 nelle province italiane per settore


Agricoltura
Media Italia = 32,9
46,1 a 51,8 (5)
40,4 a 46,1 (16)
34,7 a 40,4 (8)
29 a 34,7 (11)
23,3 a 29 (30)
17,6 a 23,3 (33)


Industria
Media Italia = 7,1
39,1 a 46,6 (3)
31,5 a 39,1 (3)
23,9 a 31,5 (10)
16,3 a 23,9 (11)
8,7 a 16,3 (14)
1,1 a 8,7 (62)


Servizi privati
Media Italia =18,7
28 a 42,9 (17)
22,4 a 28 (18)
17,9 a 22,4 (17)
15,1 a 17,9 (14)
12,9 a 15,1 (18)
11 a 12,9 (19)


Totale economia
Media Italia = 13,4
28,5 a 33,0 (5)
23,9 a 28,5 (10)
19,3 a 23,9 (11)
14,7 a 19,3 (15)
10,1 a 14,7 (28)
5,5 a 10,1 (34)

Fonte: ISTAT.

La presenza del sommerso comporta l'evasione fiscale, sottrae risorse al bilancio pubblico e distorce la concorrenza: per modificare la struttura del bilancio e ridurre il disavanzo senza aumentare le aliquote occorre recuperare questa base imponibile con una politica credibile, coerente e costante nel tempo.

III.5 L'Indebitamento 2001-2004 e le Revisioni Eurostat

In seguito alle ultime revisioni statistiche effettuate dall'Istat e dall'Eurostat, l'indebitamento netto della pubblica amministrazione è risultato pari al 3,2 per cento nel 2001, al 2,7 per cento nel 2002, al 3,2 per cento nel 2003 e al 3,2 per cento nel 2004.

In coerenza con il programma di finanza pubblica illustrato nel Capitolo V, a partire dal 2007 l'indebitamento netto rientrerà al di sotto del vincolo nominale del 3 per cento.

Riquadro III.1:

LA STRUTTURA DELLA SPESA CORRENTE AL NETTO DEGLI INTERESSI: LA DINAMICA DELLE SPESE PER CONSUMI FINALI.

Tra il 1999 e il 2004 la spesa corrente al netto degli interessi delle Amministrazione Pubbliche è cresciuta del 4,9 per cento medio annuo, superiore al tasso di crescita nominale del PIL (4,1 per cento).
Le spese per consumi finali sono in crescita del 5,4 per cento in media annua, arrivando a 259 miliardi nel 2004; le prestazioni sociali sono in crescita del 4,3 per cento annuo raggiungendo 234 miliardi a fine 2004.
In termini di dinamica tra comparti si può osservare:

1. La Pubblica Amministrazione Centrale (105 miliardi di spesa per consumi finali nel 2004) ha incrementato del 3,4 per cento medio annuo la sua spesa, con il 3,8 per cento di incremento nel personale ed un sostanziale congelamento delle spese per consumi intermedi, incrementato dello 0,2 per cento medio annuo.
2. Le Regioni (11 miliardi di spesa per consumi finali nel 2004) presentano una dinamica di incremento del 6,5 per cento medio annuo, superiore alla media complessiva, come effetto di forti dinamiche evolutive del costo del personale, aumentati del 6,8 per cento e dei consumi intermedi, cresciuti del 5,5 per cento.
3. Le Province (7 miliardi di spesa per consumi finali nel 2004) hanno maturato incrementi medi dell'11,5 per cento, principalmente per l'incremento dei consumi intermedi del 15,7 per cento medio.

4. I Comuni, (34 miliardi di spesa per consumi finali nel 2004) si sono attestati su una crescita in linea con la media nazionale, 4,6 per cento, con un incremento del 4,0 per cento del costo del personale e una contenuta crescita dell'1,9 per cento dei consumi intermedi.
5. La Sanità, che con 88,5 miliardi di Euro, rappresenta oltre il 30% della spesa per consumi finali totali, è cresciuta ad un tasso medio dell' 8 per cento. La crescita della spesa sanitaria è generalizzata su tutte le voci: personale 6,3 per cento; consumi intermedi 8,5 per cento; prestazioni in natura, prevalentemente farmaci, 9,1 per cento.
6. Gli Enti Previdenziali (5 miliardi di spesa per consumi finali nel 2004) hanno avuto una dinamica leggermente superiore alla media attestatandosi al 5,3 per cento medio annuo.

Riquadro III.2:

GLI STUDI DI SETTORE

Gli studi di settore costituiscono uno strumento per valutare la capacità di generare ricavi o conseguire compensi delle singole attività economiche.
La finalità degli studi di settore è quella di determinare il "ricavo potenziale" delle imprese e dei lavoratori autonomi all'interno dei singoli settori economici, tenendo conto non solo di variabili di natura contabile ma anche di variabili strutturali, nonché di informazioni qualitative in grado di influenzare il risultato di una impresa.
Gli studi di settore costituiscono uno strumento di accertamento di tipo analitico presuntivo nei confronti dei contribuenti che non dichiarano ricavi o compensi "congrui" con i risultati dell'applicazione degli studi stessi.
L'accertamento basato sugli studi di settore presuppone comunque un preventivo confronto con il contribuente che può avvenire utilizzando l'istituto dell'accertamento con adesione.
Negli ultimi anni sono stati realizzati 237 Studi di settore, con ben 1.919 modelli organizzativi. Gli studi realizzati interessano una platea di circa 4 milioni di contribuenti.
La revisione degli studi già realizzata con riferimento ai periodi d'imposta 2001-2003 ha interessato una platea di 870.000 contribuenti.
Il completamento, nei primi mesi del corrente anno, della revisione di 83 studi, a valere per il periodo d'imposta 2004, ha altresì interessato circa 1.980.000 ulteriori soggetti.
Per il periodo d'imposta 2005 è stata prevista la revisione di ulteriori 57 studi che interesseranno circa 650.000 contribuenti.
La legge finanziaria per il 2005 ha recato importanti novità alla disciplina degli studi di settore. Le più rilevanti riguardano:
la previsione della revisione periodica degli studi di settore al fine di adeguarli alle mutate realtà economiche
le nuove modalità di adeguamento in dichiarazione alle risultanze degli studi di settore
la rilevanza, ai fini IRAP, dell'adeguamento in dichiarazione
il nuovo termine previsto per il versamento, ai fini IVA, dell'importo dell'adeguamento in dichiarazione alle risultanze degli studi di settore
le nuove modalità di accertamento per i soggetti in contabilità ordinaria, anche per opzione
la possibilità di integrazione e modifica degli accertamenti da studi di settore indipendentemente dalla sopravvenuta conoscenza di nuovi elementi relativi alle medesime categorie reddituali (lavoro autonomo e impresa)

Riquadro III.3:

LE RICLASSIFICAZIONI CONTABILI

Il dati del deficit per il periodo 2002 – 2004 sono stati calcolati tenendo conto delle più recenti decisioni Eurostat. Per alcune operazioni, come ad esempio i conferimenti di capitale al gruppo FS che sono stati considerati componenti dell'indebitamento, la riclassificazione è stata operata già con la notifica del 1° marzo 2005.

Per le seguenti operazioni Eurostat, prima di prendere una decisione, ha ottenuto un parere al Comitato Monetario Finanziario e di Bilancia dei Pagamenti (CMFB):

(1) il finanziamento di Ispa per l'Alta Velocità. Il debito contratto da Ispa è stato classificato nel debito delle amministrazioni pubbliche;

(2) la cartolarizzazione di immobili SCIP2 (Società Cartolarizzazione Immobili Pubblici Srl). La stima del rimborso alle famiglie dovuto in conseguenza delle variazioni normative è stata registrata tutta nel 2004.

La tabella seguente illustra l'impatto delle riclassificazioni più significative sull'indebitamento.

Impatto delle riclassificazioni effettuate sulla base delle indicazioni metodologiche di Eurostat su alcune operazioni sull'indebitamento netto delle Amministrazioni Pubbliche per gli anni 2001 – 2004

(dati in milioni di euro)

(dati in milioni di euro)

		2001	2002	2003	2004
Aumento di capitale alle FS		-3,615	-4,078	-3,934	-2,665
Operazione Scip					-182
Concessionari d'imposta (F24)				-2,691	-1,149
	Totale	-3,615	-4,078	-6,625	-3,996
	% PIL	-0.3	-0.3	-0.5	-0.3
Deficit / PIL (senza le riclassificazioni)		-2.9	-2.4	-2.7	-2.9

Riquadro III.4:

IL NUOVO PATTO DI STABILITÀ E CRESCITA

Il "nuovo" Patto di Stabilità e Crescita , adottato dal Consiglio Europeo nel marzo 2005, riafferma la validità dei due valori nominali di riferimento: il 3 per cento per il rapporto fra il disavanzo pubblico e il PIL, il 60 per cento per il rapporto fra il debito pubblico e il PIL. Tuttavia vengono apportati importanti miglioramenti al fine di evitarne una applicazione troppo meccanica.

Le principali novità introdotte nel Patto, possono essere così riassunte.

1. Ai paesi a basso debito e con buone prospettive per la sostenibilità dei conti pubblici si consente di adottare come obiettivo di medio periodo un disavanzo fino all'1 per cento.
2. Le riduzioni del disavanzo per raggiungere l'obiettivo di medio periodo potranno essere più contenute nei periodi di congiuntura debole. In maniera corrispondente, si è invece previsto un risanamento accelerato nei periodi di forte crescita.
3. Viene introdotta maggiore flessibilità nei disavanzi (sempre nel limite del 3 per cento) per i paesi che mettono in atto riforme strutturali che aumentano la crescita potenziale e quindi la sostenibilità nel lungo periodo dei conti pubblici.
4. Sono stati attenuati gli automatismi della procedura di disavanzo eccessivo, dando più peso alle valutazioni di carattere economico, come la bassa crescita. Per esempio, un deficit superiore, ma vicino, al 3 per cento potrà non essere considerato eccessivo in presenza di una crescita negativa o di una riduzione cumulata del prodotto durante un periodo prolungato.
5. Viene attribuita maggiore rilevanza ad altri fattori qualitativi, tra cui gli investimenti pubblici, le spese per ricerca e sviluppo, la sostenibilità del debito, le riforme strutturali, etc.
6. Viene attribuita maggiore rilevanza al debito e alla sostenibilità
7. Si è introdotta la possibilità di tenere conto, nella valutazione dell'esistenza di un disavanzo eccessivo, delle riforme del sistema pensionistico

Riquadro III.5:

L'AGGIUSTAMENTO *STOCK*-FLUSSI

Le procedure di sorveglianza multilaterale dei conti pubblici svolta dal Consiglio Ecofin e dalla Commissione prevedono che gli Stati Membri comunichino informazioni statistiche sull'andamento dei conti pubblici due volte all'anno, a Marzo e Settembre.

Le informazioni riguardano il raccordo tra l'indebitamento netto (*net borrowing* – grandezza rilevante per il criterio del disavanzo fissato dal Trattato) e per il debito lordo (grandezza rilevante per il criterio del debito). Le due grandezze vengono definite seguendo criteri diversi, e pertanto la variazione del debito non corrisponde necessariamente all'indebitamento netto. Quest'ultimo si riferisce al criterio economico e contabile della competenza. Il debito misura lo stock di passività finanziarie registrate secondo il criterio di cassa.

L'Eurostat e la Commissione hanno invitato gli Stati Membri a fornire maggiori dettagli sulle varie poste di raccordo tra indebitamento e variazione del debito, verificando in particolare che: i) la voce "discrepanze statistiche", in cui confluiscono le poste di raccordo non meglio precisate, non assumesse proporzioni troppo elevate; ii) il divario tra registrazioni secondo il criterio di cassa e quello di competenza non persistesse nel tempo, con valori di cassa sistematicamente più elevati; iii) le transazioni derivanti da conferimenti azionari e dall'acquisizione di partecipazioni in società per azioni fossero registrate conformemente ai criteri fissati in ambito europeo.

L'Italia ha risposto a questo invito con l'accelerazione dei lavori di un apposito gruppo allo scopo di definire metodologie più efficaci e tempestive per riconciliare gli andamenti di indebitamento e variazione del debito.

L'esito di questi lavori e la riclassificazione di talune poste concordata tra Eurostat e Istat (quali ad esempio alcuni conferimenti al capitale di società pubbliche) hanno permesso di: i) ridurre drasticamente l'ammontare della voce "discrepanze statistiche"; ii) riconciliare in maniera pressoché completa gli sfasamenti cassa-competenza relativi a entrate e spese primarie; iii) precisare la gran parte delle partite finanziarie che non avevano inizialmente trovato una precisa collocazione nel novero degli strumenti finanziari previsti dal sistema dei conti finanziari elaborato dalla Banca d'Italia.

Lo svolgimento dei lavori si è anche tradotto in un significativo miglioramento del coordinamento fra le istituzioni coinvolte nella produzione delle statistiche di finanza pubblica dell'Italia, che è destinato a rinsaldarsi ulteriormente, migliorando ancora qualità e tempestività dell'informazione statistica.

Riquadro III.6:

VERSO UN SISTEMA INTEGRATO DELLE STATISTICHE DI FINANZA PUBBLICA

La qualità e la trasparenza della politica economica dipendono in modo decisivo dalla qualità delle statistiche. Il coordinamento tra le diverse istituzioni responsabili di elaborare le statistiche di finanza pubblica, ovvero Istat, Banca d'Italia e Ministero dell'Economia e delle Finanza, è divenuta una priorità nazionale.

Nell'attuale ripartizione di competenze, l'ISTAT elabora le principali stime di consuntivo di Contabilità Nazionale, e determina l'indebitamento della Pubblica Amministrazione valido ai fini del Patto di Stabilità e Crescita. Il Ministero dell'Economia e delle Finanze calcola il fabbisogno di cassa del settore statale e del settore pubblico attraverso la somma algebrica delle entrate e delle uscite, al netto dei rimborsi di prestito. La Banca d'Italia computa invece il fabbisogno dal lato della copertura, ovvero derivandolo dalla somma algebrica del saldo di accensione e rimborsi di prestiti e della variazione del fondo attivo di cassa.

La ricostruzione delle diverse grandezze, legate a diverse fonti di acquisizione dei dati e a diversa natura dei dati medesimi, non è mai immediata e determina alcune discrepanze statistiche. Gruppi di lavoro cui partecipano funzionari delle tre istituzioni elaborano metodologie volte a minimizzare le "discrepanze statistiche". L'obiettivo finale è la piena integrazione tra contabilità reale e finanziaria..

Questo processo si avvarrà anche dell'utilizzo e del potenziamento del sistema SIOPE, Sistema Informativo delle Operazioni degli Enti Pubblici, che rappresenta un proficuo strumento di coordinamento tra la finanza pubblica nazionale e quella decentrata. Il sistema SIOPE, prevedendo la rilevazione telematica degli incassi e pagamenti di tutti gli enti del settore pubblico, permette di

standardizzare la classificazione contabile. La Banca d'Italia, alla cui gestione è affidata la banca dati su cui affluiranno le informazioni del SIOPE, ed il Ministero dell'Economia, sono i coordinatori dell'esecuzione del progetto.
Particolare cura verrà dedicata al miglioramento della qualità dell'informazione sull'indebitamento delle Regioni, e più precisamente del settore sanità, per il quale sarà necessario disporre di dati omogenei ed analitici di conto economico e di Stato Patrimoniali.
Gli Stati Patrimoniali vengono compilati da tutte le Aziende sanitarie locali e Aziende Ospedaliere dal 2002, ma, al momento, non tutte le unità provvedono all'invio dei dati al competente Ministero della salute; è stato avviato un procedimento nel quale sono coinvolti il Ministero della salute, il Ministero dell'economia e delle finanze e l'Istituto nazionale di statistica, al fine di definire le modalità per la verifica della completezza e correttezza dei documenti e la coerenza con il Conto economico.
Il fine è quello di omogeneizzare le fonti informative su tutto il territorio nazionale e costruire un raccordo integrato tra flussi e stock per una valida contribuzione al conto consolidato delle Amministrazioni Pubbliche.
In tal modo, l'integrazione di ogni componente in una struttura coerente e metodologicamente omogenea sarà funzionale al miglioramento dell'analisi del quadro di finanza pubblica, nonché all'identificazione ed al monitoraggio dell'impatto sul sistema economico delle politiche economiche, così come della loro sostenibilità.

Capitolo IV

L'EVOLUZIONE TENDENZIALE DELL'ECONOMIA ITALIANA

IV.1 L'Economia Italiana nel 2005

Nel primo trimestre del 2005 il PIL ha registrato una flessione congiunturale dello 0,5 per cento, che segue quella del quarto trimestre del 2004 (-0,4 per cento). Esistono segnali di ripresa a partire dal secondo trimestre.

Nonostante la flessione del PIL, si registra una sostanziale tenuta dei consumi, cresciuti rispettivamente dello 0,4 per cento e dello 0,2 per cento negli ultimi due trimestri. La crescita dei redditi e dell'occupazione dovrebbe continuare ad alimentare la spesa per le famiglie anche nei prossimi mesi, garantendo un graduale rafforzamento della ripresa nella seconda parte dell'anno.

L'aumento annuo del PIL sarebbe così pari a zero nell'intero 2005. Lo scostamento tra il prodotto effettivo e quello potenziale (*output gap*) arriverebbe a -2 per cento.

La crescita dei consumi delle famiglie è stimata pari allo 0,8 per cento nell'anno. Complessivamente, le spese per investimenti dovrebbero registrare una diminuzione dell'1,5 per cento. Dopo anni di robusta crescita, il settore delle costruzioni mostra segnali di assestamento.

La perdita di competitività dei prodotti nazionali e l'andamento sfavorevole dei nostri principali mercati di sbocco continueranno a frenare le esportazioni. Pertanto, il contributo netto del settore estero alla crescita del PIL è atteso negativo (-0,3 per cento) e il *deficit* di conto corrente della bilancia dei pagamenti dovrebbe peggiorare, passando dallo 0,7 per cento del PIL nel 2004 all'1,4 nel 2005.

L'occupazione continuerebbe a crescere leggermente, in misura più accentuata nella componente di lavoro dipendente. Il tasso di disoccupazione rimane sostanzialmente stabile, intorno all'8 per cento registrato nel 2004.

L'inflazione interna risente del concentrarsi degli effetti dei rinnovi contrattuali nell'anno in corso. L'inflazione misurata dal deflatore dei consumi delle famiglie dovrebbe attestarsi al 2,2 per cento.

Il Confronto con le Previsioni del DPEF 2005-2008

Rispetto agli obiettivi indicati nel DPEF 2005-2008, la stima della crescita del prodotto interno lordo per il 2005 è stata rivista al ribasso dal 2,1 per cento- a suo tempo stimato anche dalla Commissione Europea- allo zero per cento.

Dall'analisi dei contributi alla crescita emerge il netto ridimensionamento di tutte le componenti della domanda interna, a fronte di un contributo del settore estero che si conferma negativo.

Tavola IV.1 – Confronto delle Previsioni per il 2005

	DPEF 2005-08	DPEF 2006-09
Tasso di crescita del Pil reale	2,1	0
Tasso d'inflazione*	1,6	1,6
Tasso d'interesse forward sui Bot a 12 mesi**	3,55	2,10
Tassi di crescita dell'occupazione (unità di lavoro)	0,7	0,1
Tasso di disoccupazione (in percentuale della forza di lavoro)***	8,6	8,1
Tasso di occupazione (tasso specifico età 15-64)***	57,3	57,8

*) *Inflazione programmata*
**) *Fine anno*
***) *Non è possibile effettuare un confronto esatto, in quanto il DPEF 2005-08 fa riferimento alla Rilevazione Trimestrale sulle Forze di Lavoro (RTFL), il DPEF 2006-2009 alla Rilevazione Continua delle Forze di Lavoro (RCFL)*

Tavola IV.2 – Conto Economico delle Risorse e degli Impieghi a prezzi 1995
(variazioni percentuali)

	Livello	Var.%	Livello			Var.%		
	2004	2004	2005	2005	2006	2007	2008	2009
PIL ai prezzi di mercato	1.052.308	1,2	1.052.772	0,0	1,5	1,5	1,5	1,6
importazioni di beni e servizi	297.470	2,5	300.742	1,1	2,7	3,8	4,0	4,1
TOTALE RISORSE	1.349.778	1,5	1.353.515	0,3	1,8	2,0	2,0	2,1
consumi finali nazionali	826.889	0,9	834.663	0,9	0,9	1,3	1,4	1,3
spesa delle famiglie residenti	633.815	1,0	638.886	0,8	1,2	1,5	1,6	1,5
spesa della P.A. e I.S.P.	193.074	0,7	195.777	1,4	0,1	0,5	0,6	0,6
investimenti fissi lordi	216.267	2.1	212.981	-1,5	1,9	2,4	2,6	2,7
macchinari, attrezzature e vari	121.717	1,3	118.431	-2,7	2,6	3,5	3,6	3,7
costruzioni	94.550	3,1	94.550	0,0	1,0	1,0	1,2	1,4
DOMANDA FINALE	1.043.156	1,1	1.047.643	0,4	1,1	1,5	1,6	1,6
variazione delle scorte e oggetti di valore	4.872	-0,1	3.820	-0,1	0,3	0,1	0,0	0,1
IMPIEGHI (incluse le scorte)	1.048.028	1,0	1.051.463	0,3	1,4	1,6	1,6	1,7
esportazioni di beni e servizi	301.750	3,2	302.052	0,1	3.0	3,5	3,5	3,7
TOTALE IMPIEGHI	1.349.778	1,5	1.353.515	0,3	1,8	2,0	2,0	2,1

Tavola IV.3 – Quadro Macro Tendenziale: Sintesi
(variazioni percentuali)

	2004	2005	2006	2007	2008	2009
Contributi alla crescita del PIL						
esportazioni nette	0,2	-0,3	0,1	-0,1	-0,1	-0,1
scorte	-0,1	-0,1	0,3	0,1	0,0	0,1
domanda nazionale	1,1	0,4	1,1	1,5	1,6	1,6
Prezzi						
deflatore importazioni	3,7	4,7	0,8	1,5	1,5	1,6
deflatore PIL	2,7	2,2	2,3	2,1	2,0	1,9
Pil nominale	3,9	2,3	3,9	3,7	3,5	3,5
deflatore consumi	2,2	2,2	2,1	2,0	1,9	2,0
Lavoro						
costo lavoro	2,9	3,3	2,3	2,5	2,5	2,5
produttività (mis.su PIL)	0,4	-0,1	1,1	1,0	0,9	0,9
CLUP (misurato su PIL)	2,4	3,4	1,1	1,4	1,6	1,6
occupazione (ULA)	0,8	0,1	0,4	0,5	0,6	0,6
Tasso di disoccupazione	8,0	8,1	8,2	8,1	8,0	7,9
Tasso di occupazione (15-64 anni)	57,4	57,8	58,1	58,4	58,8	58,9

IV.2 La Finanza Pubblica nel 2005

Una crescita nulla per il 2005, unitamente alle riclassificazioni contabili richieste dall'Eurostat, implicano una revisione della stima dell'indebitamento netto atteso a fine anno.

Nel Documento di Programmazione dello scorso anno il Governo aveva indicato nel 2,7 per cento del PIL l'obiettivo di indebitamento per il 2005, coerente con un ipotesi di crescita economica del 2,1 per cento. Il quadro previsivo e gli obiettivi finanziari erano stati confermati nel mese di settembre con la Relazione Previsionale e Programmatica.

Ad aprile del 2005, con l'aggiornamento della Relazione Previsionale e la presentazione della Relazione Trimestrale di Cassa, il Governo, tenuto conto dei rinnovi contrattuali, ha stimato il rapporto dell'indebitamento netto sul PIL in un intervallo compreso tra il 2,9 e il 3,7 per cento. Tale intervallo era correlato ad alcuni elementi di criticità riguardanti la realizzazione del programma di dismissioni immobiliari, il rispetto del vincolo di crescita della spesa, soprattutto nella componente a carico degli enti decentrati, l'esternalizzazione degli oneri relativi all'ANAS.

La stima dell'indebitamento netto presentata nel DPEF incorpora le riclassificazioni contabili concordate con Eurostat e rese note successivamente alla presentazione della Relazione Trimestrale.

Il gettito tributario, riflettendo la riduzione della previsione della crescita economica per 1,2 punti percentuali rispetto alla Trimestrale di Cassa, risulta ridimensionato sia nella componente diretta, sulla base di una elasticità al PIL che tiene conto del meccanismo di versamento in acconto e saldo delle imposte, sia nella componente indiretta a seguito di una più contenuta dinamica dei consumi. I contributi sociali sono stimati in coerenza con l'andamento dell'occupazione. Nel complesso le entrate totali evidenziano un aumento dell'1,4 per cento rispetto al 2004.

La nuova stima della spesa primaria corrente include l'integrazione dei trasferimenti alle imprese secondo i nuovi criteri di classificazione contabile, una crescita più accentuata della spesa per consumi intermedi, soprattutto in relazione a maggiori oneri per la sanità, e la completa sottoscrizione dei rinnovi contrattuali del pubblico impiego per il biennio 2004-2005.

Sulla base di questi andamenti l'indebitamento netto, valutato con il massimo di realismo, viene a collocarsi al 4,3 per cento del PIL. L'avanzo primario è previsto ridursi allo 0,6 per cento del PIL.

I dati relativi al primo trimestre dell'anno sembrerebbero confermare tali stime. I dati disponibili, pur non consentendo un perfetto confronto con i risultati dello scorso anno, evidenziano alcune tendenze rispetto al 2004: un tasso di aumento delle entrate correnti più elevato (3,3 per cento contro 3,0); una dinamica della spesa corrente primaria più contenuta (3,2 per cento contro 5,1). In termini di PIL l'aumento delle entrate totali registrato nel primo trimestre ha più che compensato la maggiore incidenza della spesa totale sul PIL, determinando un indebitamento netto inferiore di due decimi di punto rispetto al 2004.

Il processo di risanamento strutturale dei conti pubblici prosegue pur in presenza della sfavorevole congiuntura economica: il saldo di bilancio corretto per il ciclo, al netto delle misure *una tantum* (variabile su cui si concentra il nuovo Patto di Stabilità), è stimato migliorare rispetto al 2004 di un ulteriore mezzo punto percentuale, al 3,8 per cento.

Il rapporto debito/PIL per il 2005 è stimato collocarsi al 108,2 per cento, per effetto del maggior fabbisogno finanziario, delle riclassificazioni statistiche, della minore crescita del PIL nominale e di un minor volume di privatizzazioni.

Tavola IV.4 – Saldi della Pubblica Amministrazione e Ciclo Economico

	1999	2000[a]	2001	2002	2003	2004	2005
PIL reale (variazione percentuale)	1,7	3,0	1,8	0,4	0,3	1,2	0,0
PIL potenziale (variazione percentuale)	1,6	1,8	1,7	1,6	1,6	1,5	1,3
Output gap (percentuale del PIL potenziale)	0,8	2,0	2,2	1,0	-0,4	-0,7	-2,0
Saldi della P.A.							
Indebitamento netto della P.A.	-1,7	-1,9	-3,2	-2,7	-3,2	-3,2	-4,3
Saldo primario	5,0	4,5	3,4	3,0	2,1	1,8	0,6
Indebitamento netto strutturale	-2,1	-2,8	-4,2	-3,2	-3,0	-2,9	-3,4
Saldo primario strutturale	4,6	3,7	2,3	2,6	2,3	2,2	1,5
Misure straordinarie	-	-	0,6	1,3	1,9	1,4	0,4
Indebitamento strutturale al netto delle misure *una tantum*	-2,1	-2,8	-4,8	-4,5	-4,9	-4,3	-3,8
Saldo primario strutturale al netto delle misure *una tantum*	4,6	3,7	1,7	1,3	0,4	0,8	1,1

a) Al netto dei proventi dell'UMTS (1,2% del PIL)

Tavola IV.5 – Quadro delle Previsioni a Legislazione vigente della P.A.
(importi in milioni di euro)

	Consuntivo		Previsioni correnti				
	2003	2004	2005	2006	2007	2008	2009
ENTRATE							
- Imposte dirette	178.098	184.175	186.408	185.929	192.732	200.498	207.999
- Imposte indirette	187.345	195.207	200.735	206.992	211.428	215.823	220.721
- Imposte c/capitale	19.235	9.572	1.543	164	116	89	83
Totale Entrate tributarie	384.678	388.954	388.686	393.085	404.276	416.410	428.803
Contributi sociali	168.899	174.756	182.105	185.134	190.773	196.652	202.731
Altre entrate correnti	40.617	44.055	45.534	44.565	45.968	47.596	49.144
Entrate in c/capitale non tributari(	4.246	3.435	3.800	4.700	4.800	5.200	5.150
Totale Entrate	598.440	611.200	620.125	627.484	645.817	665.858	685.828
per memoria pressione fiscale	42,6	41,7	41,3	40,3	40,0	39,8	39,6
SPESE							
Redditi da lav. dipendente	143.870	148.248	157.838	154.450	156.200	158.800	161.640
Consumi intermedi	100.887	103.057	106.975	110.969	114.804	118.995	123.825
Pensioni	184.719	192.593	199.440	208.600	216.300	225.340	231.420
Altre prestazioni sociali	39.726	41.588	42.710	44.180	44.990	46.480	46.570
Altre spese correnti netto interess	43.298	45.370	48.750	50.700	51.900	53.350	54.800
Spese correnti al netto interessi	512.500	530.856	555.713	568.899	584.194	602.965	618.255
Interessi passivi	69.275	68.434	68.300	67.977	69.658	73.193	76.276
Totale spese correnti	581.775	599.290	624.013	636.876	653.852	676.158	694.531
di cui spesa sanitaria	81.181	88.497	93.067	95.610	98.780	102.363	106.112
Spese in c/capitale	58.420	55.562	55.750	57.860	61.790	61.960	65.850
Totale spese al netto interessi	570.920	586.418	611.463	626.759	645.984	664.925	684.105
Totale spese finali	640.195	654.852	679.763	694.736	715.642	738.118	760.381
Saldo primario	27.520	24.782	8.662	725	-167	933	1.723
	2,1	1,8	0,6	0,1	-0,0	0,1	0,1
Saldo di parte corrente	-6.816	-1.097	-9.231	-14.256	-12.951	-15.589	-13.936
	-0,5	-0,1	-0,7	-1,0	-0,9	-1,0	-0,9
Indebitamento netto	-41.755	-43.652	-59.638	-67.252	-69.825	-72.260	-74.553
	-3,2	-3,2	-4,3	-4,7	-4,7	-4,7	-4,7
Fabbisogno del settore statale	46.419	50.119	65.187	67.945	61.240	65.721	63.645
	3,6	3,7	4,7	4,7	4,1	4,3	4,0
PIL	1.300.929	1.351.328	1.382.185	1.436.148	1.488.834	1.540.208	1.594.576

Il quadro previsivo, condiviso con la Commissione Europea, evidenzia con chiarezza il ruolo della crescita nella stabilità dei conti.

IV.3 L'Andamento dell'Economia Italiana nel medio Termine 2006-2009

In linea con le previsioni dei principali istituti nazionali e internazionali e coerentemente con il quadro discusso con la Commissione Europea, si ipotizza una crescita media del PIL dell'1,5 per cento nel quadriennio 2006-2009.

La ripresa dell'economia italiana dovrebbe essere trainata da tutte le componenti della domanda interna: la crescita dei consumi delle famiglie si attesterebbe intorno all'1,5 per cento medio annuo; gli investimenti, sostenuti dalla componente in macchinari ed attrezzature, dovrebbero aumentare in media del 2,4 per cento, favoriti dal persistere di margini di profitto positivi e favorevoli condizioni di finanziamento.

Le esportazioni dovrebbero mostrare un recupero graduale a partire dal 2006, mantenendo un profilo di crescita intorno al 3,5 per cento, ritmo comunque inferiore rispetto all'andamento degli scambi mondiali. Ad eccezione del 2006, il contributo del settore estero dovrebbe mantenersi lievemente negativo per il triennio successivo, denotando il perdurare del *gap* di competitività del sistema paese. Il saldo di parte corrente della bilancia dei pagamenti in rapporto al PIL, seppur in miglioramento, permarrebbe negativo per tutto il periodo, attestandosi in media allo 0,8 per cento del PIL.

A livello settoriale, il valore aggiunto dell'industria in senso stretto trainerebbe la crescita, coerentemente con la ripresa delle esportazioni; il settore dei servizi registrerebbe una dinamica in linea con il *trend* degli anni più recenti.

Il mercato del lavoro manterrebbe un andamento moderatamente positivo: l'occupazione segnerebbe un incremento medio pari allo 0,5 per cento. Il tasso di disoccupazione, in lieve aumento nel 2006 (8,2 per cento), dovrebbe gradualmente ridursi, attestandosi al 7,9 per cento alla fine del periodo.

A seguito di un miglioramento della produttività e di un rallentamento della dinamica del costo del lavoro, l'andamento del CLUP risulterebbe in progressiva decelerazione nel quadriennio considerato. Il contenimento delle componenti interne dell'inflazione, unitamente alla diminuzione attesa dei prezzi dei prodotti petroliferi e

alla stabilizzazione del cambio dell'euro, favorirebbero l'assestamento dell'inflazione intorno al 2 per cento, leggermente al di sopra del valore atteso per l'Area Euro.

IV.4 L'Andamento Tendenziale di Finanza Pubblica nel medio Termine: 2006-2009

Il quadro tendenziale di finanza pubblica per gli anni 2006-2009, è stato costruito sulla base della legislazione vigente in relazione all'evoluzione attesa per l'anno 2005. Le singole categorie di spesa e di entrata sono state stimate sulla base delle seguenti ipotesi:

- le retribuzioni pubbliche sono state valutate incorporando gli effetti connessi alla corresponsione dell'indennità di vacanza contrattuale, secondo l'attuale cadenza biennale prevista;
- il numero dei dipendenti del complesso delle Amministrazioni pubbliche è stimato ridursi di circa lo 0,5 per cento nel 2006 e 2007;
- la spesa per consumi intermedi, comprensiva di quella per la sanità, è stata stimata per il 2006 ad un tasso di crescita lievemente inferiore a quello del PIL nominale e successivamente con una elasticità implicita rispetto al PIL nominale pari all'1 nella media del periodo;
- la spesa sanitaria è stata valutata sulla base di un tasso di crescita medio nel periodo 2006-2009 del 3,3 per cento, che tiene conto di una dinamica della spesa per consumi intermedi analoga a quella degli ultimi anni e della piena realizzazione delle misure di contenimento della spesa farmaceutica, di pertinenza dell'Amministrazione Centrale mediante l'Agenzia Italiana del Farmaco (AIFA). L'incidenza sul PIL è prevista raggiungere, a fine periodo, il 6,7 per cento.
- la spesa per pensioni è stata stimata sulla base di un tasso di variazione medio nel periodo pari al 3,8 per cento, correlato al numero di pensioni di nuova liquidazione, ai tassi di cessazione stimati e alle regole in vigore di rivalutazione delle pensioni in base all'inflazione. L'incidenza della spesa pensionistica sul PIL è prevista rimanere sostanzialmente invariata per l'intero periodo, collocandosi nel 2009 al 14,5 per cento del PIL;

- la spesa per interessi è stata valutata tenendo conto dei tassi forward rilevati dalla struttura per scadenze dei tassi di mercato;
- la spesa in conto capitale è stata stimata, in linea con la legislazione vigente, in coerenza con i margini di crescita della spesa previsti dalla legge n.311/2004 (legge finanziaria per il 2005) che prevedono un incremento delle autorizzazioni di cassa del bilancio statale pari al 2 per cento per ciascun anno del triennio 2005-2007 e analogo limite, applicato però alla spesa complessiva per gli altri enti. La dinamica della spesa include gli interventi di competenza dell'ANAS S.p.A.;
- per le entrate tributarie il gettito previsto sconta l'entrata in vigore già nell'anno in corso del secondo modulo della riforma fiscale, nonché il totale azzeramento degli incassi provenienti da misure una tantum;
- per i contributi sociali è stata valutata una crescita con una elasticità rispetto al PIL dello 0,4 per cento nel 2006 e successivamente dello 0,9;
- la pressione fiscale è stimata ridursi nel 2006 di un punto percentuale, raggiungendo il 40,3 per cento, e dello 0,2 per cento all'anno tra il 2007 e il 2009.

Gli andamenti stimati delle entrate e delle spese delle Amministrazioni pubbliche evidenziano un rapporto tendenziale deficit/PIL che si mantiene al 4,7 per cento nel periodo 2006-2009. E' pertanto necessario un aggiustamento strutturale della finanza pubblica.

Capitolo V

LE LINEE GUIDA DELLA POLITICA ECONOMICA

Le scelte di politica economica discendono dall'analisi effettuata. Il problema centrale dell'economia italiana è la bassa crescita causata da problemi congiunturali ma soprattutto strutturali. Senza crescita economica non vi è maggiore benessere per i cittadini. Il clima di fiducia, da cui dipendono le decisioni di consumo e investimento di milioni di cittadini e di imprese, richiede un sistema economico in espansione. E soprattutto, senza crescita economica non si può realizzare un aggiustamento soddisfacente delle finanze pubbliche e una riduzione adeguata del rapporto debito/PIL.

Il quadro programmatico delineato dal DPEF indica la diminuzione graduale del rapporto debito/PIL e la sostenibilità della finanza pubblica nel lungo periodo. Tuttavia, se l'economia tornasse a crescere intorno al 2,5 per cento nel periodo considerato, come avviene in diversi paesi Europei, il sentiero di rientro sarebbe molto più rapido, consentendo di raggiungere il pareggio di bilancio nel 2009.

A problemi di crescita si risponde con politiche per la crescita. Queste criticità devono essere affrontate con un programma di rilancio nazionale, in coerenza con l'Agenda di Lisbona. Esse verranno sviluppate nella legge finanziaria e ulteriormente inquadrate nel Programma Nazionale per la Crescita e l'Occupazione. Le cinque linee di intervento di politica economica del Governo sono:

1 maggiori investimenti nelle infrastrutture materiali e immateriali e nelle aree strategiche del Paese;
2 liberalizzazione dei mercati, semplificazione e riduzione degli oneri burocratici;
3 alleggerimento del carico tributario;
4 tutela del potere d'acquisto delle famiglie;
5 aggiustamento strutturale e dei conti pubblici.

V.1 Investimenti nelle Aree strategiche del Paese

Le opere infrastrutturali, la capacità innovativa, la qualità del capitale umano sono aree strategiche per il paese. Investire di più in queste aree è una priorità assoluta di politica economica. Si tratta inoltre di prendere atto dei grandi processi di trasformazione dell'economia mondiale, al fine di consentire al Paese di meglio intercettare le nuove correnti di traffico: specie tra i nuovi centri della produzione industriale – il Far East, con in testa la Cina e l'India – e l'Europa continentale. E' pertanto necessario dare priorità a quelle infrastrutture portuali ed ai sistemi logistici che dovranno canalizzare il nuovo flusso di *impot* ed *export* e alle dorsali che da questi *hub* dovranno poi irradiarsi verso i mercati di sbocco.

L'Italia dispone di una dotazione di infrastrutture inferiore a quella degli altri partner europei. Per colmare il ritardo, occorre proseguire sulla strada intrapresa in questi anni (Cap. VI). A tal fine, il Governo intende incrementare le spese in conto capitale destinate agli investimenti pubblici. La spesa in conto capitale era scesa al 3,9 per cento (al netto delle entrate per le licenze UMTS e le dismissioni) nel 2000, risalendo (in termini omogenei) al 4,4 per cento nel 2004.

Il Governo intende ampliare l'offerta del trasporto pubblico locale, con particolare attenzione alla complessità dei sistemi urbani. Verrà definito uno specifico progetto per le grandi aree metropolitane e attuato un piano strategico per ottimizzare il contenimento energetico nel comparto dei trasporti. Verrà inoltre dato massimo impulso alla prosecuzione del piano delle opere irrigue, approvato dal CIPE nel maggio 2005, da cui dipende l'approvvigionamento idrico per la maggior parte del tessuto produttivo del Paese e la regimazione delle acque.

Adeguate risorse saranno stanziate per la sicurezza del Paese, anche a fronte dei recenti attacchi terroristici.

Particolare attenzione verrà posta alle problematiche ambientali, con specifico riguardo alla difesa del suolo, al contrasto dell'inquinamento, all'adozione di iniziative a favore delle imprese che esplicano la loro attività in modo eco-compatibile e ai target previsti dal protocollo di Kyoto.

Occorrono maggiore ricerca e maggiore innovazione, sia del settore pubblico che del settore privato. Per sostenere la ricerca privata saranno introdotti incentivi, anche attraverso l'utilizzo di fondi specifici, per le imprese che attueranno programmi

strategici nei settori più rilevanti per l'innovazione e lo sviluppo, con particolare riferimento alle tecnologie digitali. Per valorizzare il legame tra ricerca applicata e ricerca di base il Governo intende rafforzare la complementarietà e integrabilità tra i progetti collegati ai fondi FAR e FIRB. Nel settore pubblico, occorre un salto di qualità da parte del sistema universitario e degli Enti di Ricerca Pubblica di tutte le dimensioni. A tal fine, il Governo intende completare il processo di riforma universitaria (incluso lo status giuridico dei docenti) e predisporre incentivi volti ad aumentare il numero di specialisti in discipline tecnico-scientifiche. Il potenziamento del sistema formativo continuerà. Il Governo intende varare la riforma del secondo ciclo di istruzione con l'attivazione dei percorsi liceali e dei percorsi di istruzione e formazione professionale e valorizzare la componente formativa dell'esperienza lavorativa.

Il paese ha bisogno di un'offerta di servizi sanitari sempre migliori. Questo richiede, non solo maggiori risorse da destinare anche all'edilizia sanitaria e all'ammodernamento tecnologico, ma soprattutto una più efficiente gestione del sistema sanitario nazionale, che continuerà a garantire piena copertura alla totalità dei cittadini. Verranno rafforzati i sistemi di monitoraggio relativi ai Livelli Essenziali di Assistenza (LEA) e ai tempi di attesa delle prestazioni. Il Governo intende anche potenziare l'attività di ricerca sanitaria – anzitutto di quella pubblica – e di innovazione tecnologica, favorendo gli investimenti privati. Si semplificheranno le procedure burocratiche-amministrative e saranno favorite le iniziative per la tutela sanitaria dei cittadini italiani all'estero.

Particolare rilevanza assumeranno le azioni nel settore turistico, (valorizzando il turismo culturale ed inserendo i beni culturali in una offerta turistica integrata) nel pieno rispetto del ruolo delle autonomie locali e il Sud, al fine di destagionalizzare i flussi turistici e utilizzare pienamente le strutture disponibili.

La politica industriale, si propone di agire principalmente su due fronti. Da un lato verranno elaborate azioni di sviluppo rivolte alla riqualificazione competitiva del tessuto produttivo e al rafforzamento della specializzazione settoriale verso filiere a più elevato contenuto tecnologico. Dall'altro specifiche azioni di consolidamento saranno finalizzate alla salvaguardia del patrimonio industriale del paese e alla tutela dell'occupazione. Nel dettaglio, il governo intende

a) favorire le aggregazioni di imprese per superare il cosiddetto "nanismo" che contraddistingue la composizione del tessuto imprenditoriale italiano;

b) recuperare e tutelare il ruolo della grande impresa;

c) rafforzare il sistema delle garanzie per facilitare l'accesso al credito ordinario ed agevolato, soprattutto in vista delle riforme degli incentivi e dell'attuazione delle regole di Basilea 2;

d) razionalizzare il sistema della gestione delle crisi industriali, precostituendo adeguati strumenti di intervento per far fronte alle conseguenze economiche ed occupazionali che ne derivano.

V.2 Liberalizzazione, Semplificazione e Riduzione degli Oneri burocratici

Dopo le riforme del mercato del lavoro e della previdenza, il rilancio dell'economia passa attraverso la liberalizzazione dei mercati dei prodotti e dei servizi. Verranno, pertanto, ridotte le barriere all'entrata in settori chiave della nostra economia quali i servizi di rete (elettricità, gas, ecc.), finanziari e professionali. Gli enti locali saranno incentivati a sostenere il processo di liberalizzazione e a utilizzare il loro bilancio per politiche di sviluppo. Nello stesso tempo si dovranno porre allo studio per consentire una maggiore valorizzazione della ricchezza finanziaria degli italiani – pari all'8 volte il PIL e la più alta dei paesi OCSE – inserendola maggiormente sul circuito della produzione e del reddito, grazie al ricorso di nuovi strumenti finanziari e fiscali, sulla base dell'esperienza maturata nei principali paesi dell'OCSE.

Le aziende italiane devono recuperare quella vitalità sottratta dalla presenza di un settore pubblico troppo invasivo e soffocante. Lo snellimento delle procedure amministrative, avviato con il piano d'azione per lo sviluppo (vedi riquadro), verrà perseguito attraverso l'estensione del principio del "silenzio-assenso" e l'applicazione generalizzata dello sportello unico e la prosecuzione del programma di *e-government*.

L'attrazione di investimenti stranieri in Italia sarà incentivata da una politica di semplificazione amministrativa, di stabilità delle procedure e da specifiche misure di promozione, sulla linea di quanto stabilito nel piano d'azione per lo sviluppo.

L'azione governativa è tesa a favorire la crescita delle aziende incentivando forme di aggregazione quali fusioni, acquisizione e *joint-venture*, con particolare attenzione ai settori ad alta tecnologia.

Riquadro V.1:

IL NEGOZIATO SULLE PROSPETTIVE FINANZIARIE 2007-2013

Il recupero del ritardo di competitività dell'intera Europa e dell'Italia, oltre che all'attuazione delle politiche nazionali lungo le linee della "strategia di Lisbona", è affidato all'efficacia della politica comunitaria, realizzata attraverso il bilancio dell'Unione europea. La definizione di un bilancio coerente con le esigenze dell'economia e della società europee per il periodo 2007-2013 assume dunque particolare rilievo.

Nel Consiglio europeo del 16-17 giugno 2005 non si sono realizzate ancora le condizioni per un accordo su tale bilancio, ma il negoziato condotto dalla presidenza lussemburghese ha consentito di raggiungere un livello di istruttoria dal quale è possibile muovere verso una soluzione.

Nelle ultime proposte di compromesso, le esigenze di rigore finanziario sono state accomodate senza arrivare a comprimere le assegnazioni finanziarie molto al di sotto del livello che garantisce la sostanziale invarianza del rapporto spesa comunitaria/Pil rispetto al 2000-2006. In questo contesto, nell'ultima proposta, è stata accolta in misura significativa l'esigenza di preservare adeguate risorse per la politica di coesione, posta con forza dall'Italia attraverso un'azione concorde del Governo, delle Regioni e delle parti economiche e sociali, sin dal primo Memorandum italiano e poi attraverso il Consiglio informale tenuto durante la Presidenza italiana dell'UE. Tale proposta riportava l'assegnazione complessiva al nostro paese verso l'obiettivo di 25 miliardi di euro, di cui oltre 19 destinati al Mezzogiorno. Simile risultato positivo riguarda le risorse destinate alla politica di sviluppo rurale.

Anche l'altra richiesta, che l'Italia ha condiviso con molti paesi, di ridurre i divari fra i contributi netti (in termini di Pil) dei principali paesi europei, ha trovato parziale accoglimento nelle ultime ipotesi di compromesso presentate. La graduale eliminazione di un metodo di rimborsi ad hoc, in favore di un rimborso legato all'effettiva dimensione del contributo netto è condizione per raggiungere l'obiettivo perseguito dall'Italia, per evitare valori insostenibili del nostro contributo netto e per assicurare parità di trattamento fra i Paesi europei.

E' rimasto, invece, nelle proposte istruite, e ha concorso a impedire l'accordo, uno squilibrio fra le risorse destinate a grandi progetti europei, di ricerca o di rete, e le risorse destinate a trasferimenti diretti al comparto agricolo. Per le prime si proponeva una forte riduzione rispetto alla originaria proposta della Commissione, al fine di accomodare il contenimento del bilancio. Per le seconde si proponeva una sostanziale invarianza, per rispettare precedenti accordi, senza dare seguito alla proposta di cofinanziamento nazionale – con parità di trasferimenti al nostro settore agricolo – avanzata dall'Italia.

E' attorno a questa ultima tensione di obiettivi che si dovrà lavorare per ricercare l'accordo unanime che è finora mancato. L'Italia darà il suo contributo in questa direzione, proseguendo nella forte azione negoziale sinora intrapresa, e nel fermo rispetto dei punti di arrivo dell'istruttoria prima richiamati.

V.3 L'Alleggerimento del Carico tributario

Il Governo intende proseguire nella riduzione della pressione fiscale, uno dei capisaldi della propria politica economica. Dopo le riduzioni operate sulla tassazione

individuale, occorre ora alleggerire il carico tributario sul valore aggiunto prodotto da tutte le imprese. L'imposizione fiscale in Italia grava fortemente sul fattore lavoro. Il Governo intende gradualmente ridurre l'IRAP (per l'IRAP per nuove assunzioni al Sud cfr. par. VI.1), attraverso l'esclusione del costo del lavoro dalla sua base imponibile, e restringere il cuneo fiscale sul lavoro, intervenendo su alcuni degli oneri impropri.

Un fisco più leggero ed equo deve basarsi su criteri d'imposizione semplici e stabili nel tempo, seguendo le linee di tendenze dei principali paesi avanzati. Il contrasto all'illegalità e alla contraffazione proseguiranno senza interruzione nella strada tracciata negli ultimi dodici mesi. Verrà quindi intensificata la lotta all'evasione. Il *design* e lo "stile" italiano sono uno dei vantaggi competitivi del paese: la politica economica deve preservarne il valore anche attraverso un maggior sforzo nel contrasto alla contraffazione.

L'imprenditoria italiana è molto attiva fuori dai confini nazionali: secondo un recente censimento, sono circa 12000 mila le imprese italiane che operano all'estero. Il Governo intende attuare specifici interventi che stimolino l'imprenditoria italiana a confluire il proprio *business* nelle aree produttive del Paese e, in particolare, nel Mezzogiorno.

V.4 La Tutela del Potere d'Acquisto per le Famiglie

La salvaguardia del potere d'acquisto delle famiglie va perseguita evitando l'innescarsi di una rincorsa prezzi-salari. I contratti di lavoro del pubblico impiego saranno conclusi in linea con il Protocollo Governo OO.SS. del 30 maggio 2005, tenendo conto degli incentivi di produttività del personale, della mobilità e della formazione professionale.

Il mantenimento del potere d'acquisto reale sarà conseguito anche con metodi indiretti: contenendo alcuni costi essenziali delle famiglie, quali affitti, energia, trasporti e servizi finanziari. Al fine di mitigare l'aumento degli affitti registrati nell'ultimo quinquennio, il Governo intende promuovere specifici incentivi fiscali. Particolare attenzione verrà anche data all'andamento dei prezzi del petrolio e dei suoi derivati. In dettaglio, il Governo potrà individuare specifiche misure volte ad alleviare la spesa energetica per le fasce di popolazione più esposte.

L'aumento delle tariffe pubbliche e dei prezzi dei servizi deve essere contenuto attraverso specifiche azioni, oltre che attraverso le liberalizzazioni dei mercati e l'aumento della concorrenza[1].

Nel rispetto dei principi affermati dalle recenti sentenze della Corte Costituzionale, saranno potenziati, anche in cooperazione con il Terzo Settore, interventi per il sostegno alla famiglia, con particolare attenzione a quelle più numerose.

Per conciliare carichi familiari e lavorativi delle famiglie, il Governo ha allo studio per i nuclei meno abbienti la possibilità di dedurre parte delle spese sostenute per i servizi per l'infanzia e, in particolare, per gli asili nido. Verranno inoltre confermate, per le famiglie a basso reddito che hanno completato un'adozione internazionale, le misure di sostegno economico già introdotte nell'anno 2005.

V.5 Gli Aggiustamenti Strutturali e la maggiore Qualità della Finanza Pubblica

La situazione dei conti pubblici richiede un aggiustamento strutturale e maggiore qualità sia dal lato delle entrate che della spesa. Con la riforma delle pensioni, la sostenibilità di lungo periodo della finanza pubblica è migliorata; occorre ora proseguire nel contenimento della spesa corrente a livello centrale e locale.

Il Governo seguirà la strada già tracciata, rafforzando le regole di bilancio introdotte con la Finanziaria 2005. Il tetto del 2 per cento limita la crescita delle spese non strategiche a tassi inferiori a quelli del PIL nominale e il Patto di Stabilità Interno assicura la coerenza di spesa tra lo Stato centrale e gli enti locali. Il tetto alla spesa permette di contenere le dinamiche tendenziali su un orizzonte di medio periodo. La sua formulazione e applicazione potranno essere rafforzate e migliorate, riconoscendo che esiste una dinamica della spesa differenziata tra diversi comparti e livelli di Governo. In questo processo vanno altresì considerate le priorità finanziarie connesse a situazioni specifiche: tra esse sicurezza, contrasto e prevenzione del terrorismo, contrasto dell'illegalità e contraffazione, sicurezza economica e finanziaria, oltre alle tradizionali aree dei servizi sociali, che potranno far leva sulle potenzialità del terzo settore con gli strumenti più efficaci

[1] Al fine di contenere il costo della tariffa elettrica, sono promosse iniziative volte alla riduzione e stabilizzazione della componente tariffaria a copertura degli oneri di incentivazione delle fonti rinnovabili attraverso idonee operazioni finanziarie.

E,' inoltre, necessario introdurre un meccanismo premiale verso i comparti e le amministrazioni più virtuose. L'applicazione della regola determinerà una dinamica della spesa corrente inferiore a quella delle entrate, consentendo il raggiungimento del pareggio del bilancio corrente (*golden rule*) e liberando risorse per finanziarie la spesa in conto capitale.

L'esperienza dimostra che i disavanzi si riducono in modo duraturo solo riducendo le spese. Se si aumentano soltanto le entrate, dopo un periodo di apparente risanamento, le spese e i disavanzi tornano a crescere.

L'aggiustamento della finanze pubbliche avverrà in modo strutturale. Se i problemi sono strutturali, occorre una correzione strutturale del bilancio.

V.6 La Finanza Pubblica locale

L'attuazione di una politica economica fondata sulla crescita necessita il coinvolgimento e la condivisione di tutti i comparti della Pubblica Amministrazione, e in particolare delle autonomie locali.

La lotta all'evasione e il recupero di base imponibile è tanto più efficace quanto maggiore è il coinvolgimento di Comuni, Province e Regioni. A tal fine, il Governo intende rafforzare la collaborazione tra Stato e Enti locali, prevedendo a favore delle autonomie locali una quota parte della maggiori entrate riscosse per effetto della loro azione.

Il Patto di Stabilità Interno, lo strumento che assicura la coerenza di spesa tra lo Stato centrale e gli enti locali, andrà rafforzato e finalizzato alla crescita. In particolare, mantenendo fermo il principio dei tetti di spesa, occorrerà:

- prevedere tetti distinti per la spesa corrente e per quella in conto capitale; si cercherà di ampliare gli spazi per gli investimenti pubblici locali attraverso l'imposizione di vincoli più stringenti alla spesa corrente;
- favorire le Unioni di Comuni e la produzione di servizi in forma integrata, tenendo conto anche della dimensione dei Comuni e delle esigenze delle piccole isole, delle aree montane e delle aree a minoranza linguistica;
- introdurre nel Patto di Stabilità Interno un sistema di premi e sanzioni che migliori la qualità della spesa, facilitando l'adozione da parte degli Enti di

provvedimenti strutturali in diversi settori, quali il trasporto pubblico, i servizi di pubblica utilità, il commercio e vari servizi a domanda individuale.

Il monitoraggio della spesa nei diversi livelli della Pubblica Amministrazione verrà intensificato al fine di individuare le dinamiche di spesa dei diversi comparti e apportare gli opportuni interventi.

Riquadro V.2:

GLI ASPETTI FINANZIARI DELLA LOTTA CONTO IL TERRORISMO INTERNAZIONALE

I tragici eventi di Londra hanno ribadito l'urgenza di combattere il terrorismo internazionale anche attraverso la repressione delle transazioni che lo finanziano.

Il terrorismo internazionale opera su scala globale, spesso servendosi di piccole unità che agiscono su scala internazionale. Il finanziamento delle attività terroristiche elude i canali finanziari sottoposti a vigilanze e utilizza modalità alternative. Pertanto occorre avvalersi dell'esperienza maturata nella lotta al terrorismo di matrice nazionale e alla mafia. Più specificamente, l'attività investigativa finora svolta ha rivelato la necessità di:

a) concentrare l'attenzione su transazioni finanziarie anomale, quali ad esempio le rimesse di emigranti, ancorché di importo unitario non cospicuo;

b) congelare i patrimoni anche di natura non finanziaria;

c) rafforzare la cooperazione internazionale delle attività d'investigazione e repressione, giurisdizionalmente di natura nazionale.

In coerenza con le attività intraprese a livello internazionale, l'Italia ha rafforzato le attività di contrasto al finanziamento del terrorismo. A questo fine è stato istituito il Comitato di sicurezza finanziaria, presieduto dal Direttore Generale del Tesoro, con compito di definire le politiche di lotta al finanziamento del terrorismo, analizzarne le problematiche e studiare idonee misure di contrasto.

In ambito europeo, sono state intraprese nel mese di luglio importanti iniziative In particolare, in coordinamento con i Ministri delle Finanze e con il GAFI, il Consiglio giustizia e affari nazionali si è concentrato sui seguenti aspetti:

la regolamentazione dei trasferimenti di denaro;

l'attuazione in tempi rapidi della terza direttiva sul riciclaggio di denaro;

la creazione di unità nazionali di investigazione finanziaria;

il rafforzamento dei poteri di congelamento dei fondi, anche di natura non-finanziaria;

l'individuazione e la repressione dell'uso improprio delle sottoscrizioni di beneficenza.

V.7 Il Federalismo Fiscale

La conclusione dei lavori dell'Alta Commissione di studio per il federalismo costituirà il punto di riferimento per la definizione della normativa che, in sintonia con il nuovo articolo 119 della Costituzione, andrà ad individuare i principi di coordinamento della finanza pubblica e del sistema tributario, anche al fine di completare gradualmente il trasferimento alle Regioni delle competenza amministrative.

Su queste basi potrà essere progressivamente introdotto un nuovo meccanismo che, valorizzando il ruolo di Comuni, Province e Regioni, conformemente al principio di sussidiarietà, dovrà assegnare ai predetti Enti la necessaria autonomia finanziaria, ed in particolare tributaria, superando i tradizionali meccanismi di trasferimenti erariali in favore di nuovi meccanismi perequativi.

La prevista riduzione dell'IRAP sarà affiancata da misure idonee a garantire l'esercizio delle funzioni finanziate dal gettito derivante da tale imposta anche allo scopo di superare l'evidente inadeguatezza dei meccanismi perequativi previsti dal decreto legislativo 56/2000.

V.8 Il Quadro Programmatico 2006-2009

L'attuazione delle suddette politiche economiche si tradurrà in un'accelerazione della crescita e in un graduale aggiustamento strutturale dei conti pubblici, in piena coerenza con il nuovo regolamento del Patto di Stabilità e Crescita.

Le politiche strutturali per lo sviluppo determineranno un'accelerazione della crescita economica nel medio periodo: il tasso di crescita del PIL salirà da un valore tendenziale pari all'1,5 e all'1,6 per cento per il 2008 e 2009 a un tasso programmatico rispettivamente pari all'1,7 e all'1,8 per cento.

L'indebitamento della pubblica amministrazione nel 2006 risulterà pari al 3,8 per cento del PIL e al 2,8 nel 2007, scendendo così sotto la soglia del 3 per cento. La riduzione dell'indebitamento proseguirà nel medio periodo, fino a raggiungere l' 1,5 per cento nel 2009. L'aggiustamento strutturale cumulato di finanza pubblica risulta, pertanto, pari allo 0,8 per cento nel 2006, all'1,8 nel 2007, al 2,4 per cento nel 2008 e al 2,9 per cento nel 2009. L'aggiustamento strutturale sarà compensato da politiche per lo sviluppo, determinando, nel biennio 2006-2007, un tasso di crescita programmatico in linea con il tendenziale e, nel successivo biennio, una lieve accelerazione.

L'indebitamento netto, depurato dagli effetti negativi del ciclo economico, migliora sostanzialmente passando dal 3 per cento del 2006 all'1,1 per cento nel 2009. In virtù dell'eliminazione delle *una tantum* a partire dal 2006, tutto l'aggiustamento di bilancio previsto sarà permanente. Le vendite di *asset* del settore pubblico andranno

interamente a riduzione del debito, o al finanziamento di altri *asset* strategici per lo sviluppo.

Tavola V.1 – Il Quadro Programmatico

	2006	2007	2008	2009
Indicatori di crescita economica				
PIL reale (variazione percentuale)	1,5	1,5	1,7	1,8
PIL potenziale (variazione percentuale)	1,3	1,3	1,3	1,5
Output gap (percentuale del PIL potenziale)	-1,8	-1,6	-1,2	-0,8
Inflazione programmata *	1,7	1,7	1,6	1,6
Deflatore dei consumi	2,1	2,0	2,0	2,1
Tassi d'interesse forward	2,45	2,85	3,1	3,45
Tasso di disoccupazione	8,1	8,0	7,8	7,7
Indicatori di finanza pubblica				
Indebitamento netto	-3,8	-2,8	-2,1	-1,5
Saldo primario	0,9	1,8	2,5	3,0
Aggiustamento Cumulato	0,8	1,8	2,4	2,9
Debito pubblico	107,4	105,2	103,6	100,9
Indebitamento strutturale	-3,0	-2,1	-1,6	-1,1
Saldo primario strutturale	1,7	2,5	3,0	3,4
Indebitamento strutturale al netto delle misure straordinarie	-3,0	-2,1	-1,6	-1,1
Saldo primario strutturale al netto delle misure straordinarie	1,7	2,5	3,0	3,4

** Rapportata all'indice dei prezzi al consumo per le famiglie di operai ed impiegati (FOI), esclusi i tabacchi*

V.9 La Sostenibilità di lungo Periodo

Il quadro programmatico di finanza pubblica è coerente con le raccomandazioni del Consiglio Ecofin. La crescita progressiva dell'avanzo primario, la maggior crescita economica e l'entrata a regime della riforma previdenziale, miglioreranno la sostenibilità di lungo periodo della finanza pubblica italiana. Per un paese ad alto debito, la sostenibilità di lungo periodo è un bene essenziale a cui i mercati guardano nel decidere di finanziare il debito pubblico. [Riquadro V.3]

Il programma di finanza pubblica, con effetti sia di competenza economica che di cassa, insieme a quello delle privatizzazioni, assicureranno una discesa stabile del rapporto debito/PIL, che risulterà al di sotto del 101 per cento nel 2009. La dinamica del debito è collegata all'evoluzione del fabbisogno di cassa che è previsto scendere sotto il valore dell'indebitamento netto, sia per gli effetti della manovra sia per l'andamento previsto di alcuni aggregati di finanza pubblica, quali la spesa per interessi, i debiti pregressi della ASL e i debiti di imposta, nonché una riduzione dei crediti dell'Italia nei confronti della UE.

Con tassi di crescita del PIL più elevati, la riduzione dell'indebitamento e del rapporto debito PIL avverrebbero con maggior rapidità. Una crescita dell'economia pari al 2,5 per cento per il quadriennio 2006-2009 assicurerebbe un indebitamento pari al 2 per cento nel 2007 e un'ulteriore riduzione negli anni successivi fino a raggiungere il pareggio di bilancio nel 2009.

Per quanto riguarda il bilancio programmatico di competenza dello Stato, verrà presentato con indicazione di tutte le componenti di entrata e di spesa ed eventuali aggiornamenti non appena verrà definita la tipologia degli interventi da attuare. Sulla base di questi, infatti, si procederà alla quantificazione degli effetti della manovra di finanza pubblica 2006 sul bilancio dello Stato.

Il livello del saldo netto da finanziare, al netto delle regolazioni contabili e debitorie, pertanto, non sarà superiore a 56,5 miliardi di euro per l'anno 2006, a 48,3 miliardi per l'anno 2007 e a 39,7 miliardi per l'anno 2008.

Riquadro V.3:

LA SOSTENIBILITÀ DI LUNGO PERIODO DELLE FINANZE PUBBLICHE

La sostenibilità delle finanze pubbliche nel medio lungo periodo è un obiettivo prioritario della politica economica, ed è elemento centrale della recente riforma del Patto di Stabilità e Crescita .
La sostenibilità del bilancio pubblico, valutata sulla base delle proiezioni di lungo periodo del debito pubblico in rapporto al PIL, dipende in modo cruciale dalla crescita futura, dalle variabili demografiche ed economiche, e dalle altre determinanti dei conti pubblici, in particolare l'avanzo primario.
Particolare importanza assumono le spese sanitarie e previdenziali. Il tendenziale aumento di queste spese in relazione all'invecchiamento della popolazione comporta una crescente pressione sulle risorse pubbliche, mettendo a rischio la sostenibilità dei bilanci pubblici.
Le diverse e significative riforme previdenziali introdotte in Italia a partire dai primi anni '90, di cui l'ultima è stata varata nel luglio 2004, hanno profondamente inciso sulle prospettive di aumento della spesa pensionistica. Il contenimento della spesa così conseguito e gli obiettivi programmatici di un elevato avanzo primario rinsaldano la sostenibilità dei conti pubblici. Le proiezioni a lungo termine del rapporto debito e PIL si attestano su livelli ampiamente sostenibili, con un significativo effetto derivante dalla riforma pensionistica

Figura V.1 – L'evoluzione del debito pubblico prima e dopo la riforma previdenziale del 2004



120
100
80
60
40
20
0
-20
-40
2005
2010
2015
2020
2025
2030
2035
2040
2045
2050
con riforma pensioni
senza riforma pensioni

Fonte: Programma di Stabilità dell'Italia: Aggiornamento Novembre 2004

La simulazione è svolta adottando la metodologia concordata in sede europea e si basa sull'ipotesi che vengano raggiunti gli obbiettivi di finanza pubblica programmati nel programma di stabilità 2004.
In virtù della riforma previdenziale, l'Italia si trova in una posizione più favorevole degli altri paesi dell'Unione, pur in presenza di simili prospettive demografiche. Questa valutazione emerge chiaramente dal recente Rapporto della Commissione Europea "*Public Finances in EMU 2005*".
La posizione favorevole dell'Italia nel confronto internazionale è confermata anche da un recente studio dell'agenzia di *rating* Standard & Poor's, che arriva a stimare i livelli di *ratings* che caratterizzerebbero i principali paesi industrializzati nei prossimi decenni.

Tavola V.2 – Livelli stimati di *Rating* nel periodo 2005-2050

	2005	2015	2025	2035	2050
Germania	AAA	AAA	A+	Speculativo	Speculativo
Francia	AAA	AAA	Speculativo	Speculativo	Speculativo
Italia	AA-	AAA	AAA	AAA	AAA
Regno Unito	AAA	AAA	AAA	Speculativo	Speculativo
Stati Uniti	AAA	AAA	BBB+	Speculativo	Speculativo

Sebbene il debito dell'Italia sia attualmente valutato in modo peggiore rispetto agli altri paesi in esame, tra dieci anni il *rating* raggiungerebbe il livello massimo (la tripla A). Unica tra le economie in esame,

l'Italia manterrebbe fino al 2050 questa valutazione favorevole, mentre per gli altri paesi il *rating* peggiorerebbe drasticamente a partire dal 2025, fino a stabilizzarsi sul livello peggiore previsto ("speculativo"), in relazione ai maggiori rischi di sostenibilità dei conti pubblici.

Riquadro V.4:

LA GESTIONE DELL'ATTIVO

La riduzione del debito viene realizzata prevalentemente attraverso l'avanzo primario dei conti pubblici e la crescita del PIL. Un contributo aggiuntivo è costituito dai proventi da privatizzazioni del patrimonio pubblico.
Tradizionalmente, il patrimonio pubblico non è stato valorizzato e gestito secondo criteri di efficienza economica. E' mancata, oltretutto, un sistema di rendicontazione puntuale e preciso del suo valore. L'elaborazione del Conto patrimoniale del settore pubblico ha permesso di conoscerne la dimensione e di disporre di uno strumento di pianificazione del processo di dismissioni. Dalle analisi del Conto emerge che l'attivo patrimoniale pubblico è stimato al 137 per cento del PIL.
Il processo di riordino del patrimonio pubblico, avviato in questa legistatura, sarà necessariamente un processo di lungo periodo, e prevederà cessioni di crediti, di immobili e di altre attività.
La gestione strategica degli attivi dello Stato non può prescindere dalla gestione delle passività. Attività e passività devono essere gestite unitamente e coerentemente, sulla base dei criteri di efficienza e di equità, compatibilmente con le condizioni dei mercati.

Capitolo VI

LA CRESCITA E LA COMPETITIVITA' DEL MEZZOGIORNO

Per contrastare i ritardi di produttività e accrescere la competitività, gli interventi delineati nei capitoli precedenti dovranno essere accompagnati da un rinnovato impegno nell'attuazione di una politica regionale per lo sviluppo concentrata nell'offerta di servizi collettivi e di infrastrutture. Nel Mezzogiorno, dove il grado di sottoutilizzazione delle risorse è evidenziato da un tasso di occupazione della popolazione (in età fra 15 e 64 anni, nel 2004) pari a 46,1 per cento, fortemente al di sotto di quello medio italiano e dell'Europa a 25 (rispettivamente, 57,4 e 63 per cento), tale politica deve assumere particolare vigore.

Il Governo si impegna a proseguire con le Regioni nella strategia di sviluppo territoriale avviata, consolidando i risultati ottenuti nella capacità di spesa dei fondi comunitari e nazionali (Fondo per le aree sottoutilizzate), accelerando i progetti più significativi per il miglioramento nel contesto produttivo e di vita del Sud e mirando a superare gli ostacoli nelle politiche ordinarie.

Nell'immediato, il Governo si impegna, attraverso una rapida attuazione dei provvedimenti di sviluppo adottati, a contrastare la fase ciclica. Risultati significativi sono attesi: dal nuovo ruolo delle banche in un quadro di incentivi riformati; dall'accelerazione delle opere infrastrutturali per il Sud; dall'introduzione di una fiscalità di vantaggio; dal programma di attrazione degli investimenti gestito da Sviluppo Italia, con funzioni di agenzia nazionale per l'attrazione degli investimenti e lo sviluppo d'impresa; dalla potenzialità di nuovi soggetti, come le Poste Italiane, il cui utilizzo potrà essere utile al sostegno delle politiche di sviluppo del Mezzogiorno.

Allo stesso tempo, sia nel Mezzogiorno, sia nel Centro Nord, Governo, Regioni ed Enti locali sono impegnati, con le parti economiche e sociali, nella programmazione delle politiche regionali, comunitarie e nazionali per il 2007-2013. L' assegnazione per l'Italia di risorse per la coesione nel bilancio dell'Unione europea discussa nel Consiglio europeo di giugno costituisce un valore di riferimento minimo per l'impostazione dei programmi. Sulla base di quanto stabilito dalle "Linee guida" approvate dall'intesa Stato-Regioni-Enti locali del 3 febbraio 2005, il Governo è

impegnato nella predisposizione del Quadro Strategico Nazionale che fisserà gli indirizzi settennali, economici e di bilancio, per la politica regionale, nazionale e comunitaria, in coerenza con le strategie di Lisbona e di Goteborg.

VI.1 Le Tendenze Economiche Territoriali e gli Obiettivi Programmatici

La difficile fase congiunturale in atto coinvolge tutte le aree del paese. Tra fine 2004 e inizio 2005 sono risultati negativi nel Sud l'andamento dell'occupazione e i flussi turistici. Segnali positivi provengono, invece, dalla ripresa delle esportazioni al netto dei prodotti petroliferi e dall'arresto del deterioramento del clima di fiducia degli imprenditori.

In un contesto economico nazionale di consistente ridimensionamento delle prospettive di crescita, le previsioni per il 2005 per il Mezzogiorno indicano un andamento del PIL sostanzialmente prossimo a quello dell'Italia.

Per il periodo 2006-2009, in assenza di provvedimenti aggiuntivi, atti a rafforzare la capacità di spesa delle Amministrazioni e a dare tempestiva e piena attuazione - quantitativa e qualitativa - alle azioni di sviluppo decise (legge finanziaria 2005 e decreto sviluppo), il tasso di incremento del PIL tendenziale nell'area resterebbe fino al 2009 decisamente inferiore a quello medio europeo e italiano.

Per contrastare tali andamenti il Governo è impegnato a perseguire unitariamente sia gli obiettivi di medio periodo, propri della strategia di sviluppo dell'area, sia quelli di breve periodo indirizzati a innalzare rapidamente le aspettative degli operatori e delle famiglie.

Obiettivi di breve Periodo

Fra le misure di contrasto ciclico, particolare rilievo assumono quelle relative al sistema degli incentivi, introdotte con la Legge Finanziaria 2005 e con il Piano d'azione

italiano per la strategia di Lisbona[2]. Esse completano il riordino attorno a tre macrocategorie[3]:

- *incentivi automatici*, per la riduzione del costo del capitale e del lavoro: rifinanziamento del credito d'imposta e rapida attivazione della fiscalità di vantaggio, a valere sull'IRAP per le nuove assunzioni nel Sud;
- *incentivi a bando e valutazione*, volti a contrastare il "fallimento del mercato dei capitali e del credito": riforma dei meccanismi agevolativi della Legge 488/92, imperniata sul tempestivo passaggio da un incentivo in conto capitale a un sistema in cui esso è affiancato dalla concessione di credito agevolato in conto interessi (anche attraverso il ricorso al Fondo rotativo) e di credito bancario ordinario; attivazione del *Fondo rotativo* per il sostegno alle imprese e agli investimenti in ricerca.
- *incentivi discrezionali e negoziali*, per rafforzare l'imprenditorialità locale e attrarre investimenti dall'estero in particolare, attraverso lo specifico Programma affidato a Sviluppo Italia.

Inoltre, porterà effetti il rifinanziamento degli interventi del *Programma Infrastrutture Strategiche,* già operato dal CIPE per circa 640 milioni di euro[4].

Obiettivi di medio lungo Periodo

A questi interventi si aggiunge il proseguimento del finanziamento e il rafforzamento qualitativo degli interventi volti al miglioramento dei servizi collettivi e delle infrastrutture (cfr. Introduzione).

Nel maggio 2005[5], si è proceduto tempestivamente alla assegnazione dei fondi per le aree sottoutilizzate stanziati dalla Legge finanziaria 2005, dando priorità a progetti per la ricerca e l'innovazione, per la riduzione del divario digitale, per le infrastrutture e per progetti regionali.

[2] Cfr. decreto legge n.35/2005 cvt. legge 80/2005 e disegno di legge n.5736.
[3] Cfr. delibera CIPE n. 16 del 9 maggio 2003
[4] In attuazione di quanto previsto dall'art. 5 del decreto-legge 14 marzo 2005, n. 35 (cd. Piano per lo sviluppo) delibera CIPE n. 34/2005.
[5] Cfr. delibera CIPE n. 34/2005

Al fine di proseguire tale azione, è necessario assicurare anche per i prossimi anni al Mezzogiorno un volume di risorse aggiuntive sul bilancio nazionale, relativo al Fondo Aree Sottoutilizzate (FAS), non inferiore allo 0,6 per cento del Pil e su quello comunitario settennale 2007-2013 adeguato rispetto al valore di riferimento minimo discusso nel Consiglio europeo di fine giugno. Assieme all'obiettivo di destinare al Mezzogiorno il 30 per cento delle risorse ordinarie in conto capitale, tali azioni consentiranno di riportare la quota complessiva di spesa in conto capitale al Mezzogiorno fino al 45 per cento di quella totale nazionale nel 2008.

E' inoltre opportuno introdurre nei mercati dei servizi, in particolare quelli di pubblica utilità (acqua, energia elettrica, raccolta dei rifiuti), condizioni di concorrenza tali da indurre un miglioramento della gestione e un miglior rapporto qualità prezzo per cittadini ed imprese.

Per la competitività delle aree sottoutilizzate resta centrale il consolidamento del processo di adeguamento delle capacità e dell'efficienza delle Amministrazioni pubbliche nel loro complesso responsabili sia dell'innalzamento degli standard dei servizi per cittadini e imprese, sia della concreta attuazione dei diversi strumenti dello sviluppo.

L'insieme di queste politiche potrà concorrere a una consistente crescita nel Sud degli investimenti privati e della produttività, portando il tasso di crescita del Pil a superare quello europeo dal 2008.

Figura VI.1 – Crescita del PIL nel Mezzogiorno e nella UE 12


%
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0
1998
1999
2000
2001
2002
2003
2004
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UE12

Fonte: Eurostat, Istat e MEF-DPS

VI.2 La Politica Regionale Comunitaria e Nazionale

Nei prossimi quattro anni, permane l'impegno massimo del Governo nel proseguire l'attuazione della politica regionale comunitaria, sia per il prosieguo del programma 2000–2006, sia nell'avvio della programmazione del periodo 2007 – 2013 (cfr. Riquadro).

Riquadro VI.1:

IL QUADRO STRATEGICO NAZIONALE 2007-2013

L'Italia è impegnata a presentare all'Unione Europea entro luglio 2006 - sulla base del Documento di orientamento strategico per la politica di coesione definito dal Consiglio Europeo - un Quadro Strategico Nazionale (QSN) con l'obiettivo di indirizzare le risorse che la politica di coesione destinerà al nostro Paese, sia nelle aree del Mezzogiorno sia in quelle del Centro-Nord[6]. E' questa l'occasione per completare il processo già in atto di unificazione delle politiche regionali comunitaria e nazionale, realizzata in base all'art.119 comma 5 della Costituzione. Le "Linee guida" approvate dall'intesa Governo, Regioni ed Enti locali prevedono tre fasi: 1) predisposizione entro settembre 2005 di documenti preliminari da parte delle Regioni e del Centro, e di un documento sulla politica regionale denominato "Linee per un nuovo Programma Mezzogiorno" ; 2) confronto strategico fra Centro e Regioni; 3) stesura del QSN.
Il ricorso allo strumento dei seminari tematici consentirà di mettere al centro della diagnosi e dell'intervento alcuni profili che appaiono di rilievo centrale per rafforzare la strategia del Mezzogiorno: istruzione, innovazione e più efficace valorizzazione delle risorse umane; attrattività di luoghi dotati di patrimoni culturali e naturali; ruolo delle città come motori di innovazione; energie rinnovabili.

La politica regionale nazionale, diretta all'aumento della dotazione infrastrutturale del Paese, si avvale dei significativi progressi ottenuti attraverso gli Accordi di Programma Quadro fra Regioni e Stato, cui è destinata parte delle risorse del Fondo per le aree sottoutilizzate. Tali risultati si dimostrano strettamente legati agli strumenti e alle regole adottate, attraverso una programmazione rigorosa associata alla prevedibilità dell'impegno e della spesa delle risorse per infrastrutture.

L'introduzione nel 2004 dei meccanismi di disciplina finalizzati all'accelerazione e al monitoraggio della spesa[7] ha prodotto i primi effetti. In particolare, l'obiettivo di arrivare all'impegno giuridicamente vincolante delle risorse è stato oggi conseguito pienamente per circa nove decimi dei fondi assegnati alle Regioni.

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[6] Il QSN dovrà definire la strategia che si intende perseguire, con riferimento sia alla politica comunitaria sia a quella nazionale, relativamente agli obiettivi: della "convergenza", per le regioni in ritardo di sviluppo (cosiddetto obiettivo 1); della "competitività e occupazione", per le regioni fuori dall'obiettivo 1 (cosiddetto obiettivo 2); e, su base facoltativa, della cooperazione territoriale, per le aree di cooperazione transfrontaliera e transnazionale (cosiddetto obiettivo 3).

[7] delibere CIPE nn. 36/2002 e 17/2003.

Larga parte dei fondi della politica regionale, comunitaria e nazionale, è destinata alla realizzazione di progetti infrastrutturali o di produzione di servizi. L'analisi di questi progetti mostra che le risorse sono per lo più concentrate su un numero limitato di medi e grandi progetti, mentre la parte rimanente è rivolta a realizzare un numero assai elevato di interventi minori.

I progetti medi e grandi – superiori a 10 milioni di euro - inseriti in Accordi di Programma Quadro, sono 384 e presentano un costo complessivo pari a 17,8 miliardi di euro su un totale di 23,5 miliardi di euro investiti: in termini percentuali l'8,5 per cento dei progetti assorbe il 75,7 per cento del finanziamento totale. 234 medi e grandi progetti – sempre superiori a 10 milioni di euro - sono finanziati dalla politica di coesione comunitaria con un costo complessivo di 6,1 miliardi di euro, su 15,3 miliardi di euro investiti: in termini percentuali meno dell'1 per cento dei progetti assorbe il 40 per cento dei finanziamenti.

Figura VI.2 – Progetti Realizzati con accordi di programma quadro e progetti finanziati dalla politica di coesione comunitaria

Fondi Strutturali


%
80
60
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<0,01
0,01 - 0,1
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> 10,0
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Accordi di programma quadro


%
80
60
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<0,01
0,01 - 0,1
0,1 - 1,0
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> 10,0
milioni di euro
progetti
costo

Fonte: MEF-DPS

Le opere di grandi dimensioni, caratterizzate da un'elevata intensità di capitale, si addensano in settori strategici per lo sviluppo e per il miglioramento del contesto economico e sociale delle aree. La dimensione media dei progetti è particolarmente elevata nei settori trasporti[8], viabilità[9] e rifiuti[10].

8 Nel settore dei trasporti si segnalano in particolare: Raddoppio del tratto Patti-Messina della linea ferroviaria Palermo-Messina; Potenziamento tecnologico e infrastrutturale della linea Lamezia Terme- Catanzaro Lido; Ammodernamento aeroporti di Bari, Alghero, Catania; Varie tratte della Linea 1 della Metropolitana di Napoli; Raddoppio del tratto Messina Scalo-Villafranca e Terme Vigliatore-Patti della linea ferroviaria Palermo-Messina.
9 Nel settore Viabilità si segnalano in particolare: Strada Statale 114 "Orientale Sicula"; Megalotto 2 della Strada Statale 106 Jonica; Autostrada Palermo-Messina; Lavori di ammodernamento dell'autostrada Salerno Reggio Calabria; Tratta S. Simone-S.Teodoro dell'area di Olbia relativa alla Strada Statale 131.
10 Nel settore dei Rifiuti si segnalano in particolare: Impianto integrato per la gestione dei rifiuti nella regione Puglia.